INFORMATION STATEMENT

African Development Bank

The African Development Bank (the “Bank” or “ADB”) intends from time to time to issue debt securities (the “Securities”) with maturities and on terms related to market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell the Securities in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or indirectly through agents.

The specific aggregate principal amount, status, maturity, interest rate, or interest rate formula and dates of payment of interest, purchase price to be paid to the Bank, any terms for redemption or other special terms, currency or currencies, form and denomination of Securities, information as to stock exchange listings and the names and any compensation of the dealers, underwriters or agents in connection with the sale of the Securities being offered at a particular time (“Offered Securities”) will be set forth or referred to in a prospectus, offering circular, information memorandum, supplemental information statement, or pricing supplement, together with the terms of offering of the Offered Securities.

Securities issued by the Bank are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”). The Securities have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States of America.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus, offering circular, information memorandum, or supplemental information statement or pricing supplement prepared in connection with the issuance of Offered Securities will refer to this Information Statement for a description of the Bank and its financial condition and results of operation, until a new information statement is issued.

28 August 2015

AVAILABILITY OF INFORMATION

The Bank will provide additional copies of this Information Statement and other information with respect to the Bank, including the Agreement Establishing the African Development Bank, as amended (the “Agreement” or the “Bank Agreement”) and its annual report to the Boards of Governors, upon request. Written or telephone requests may be directed to the Bank’s address at Immeuble du Centre Commercial International d’Abidjan (CCIA) Avenue Jean-Paul II, Plateau 01 Boite Postale 1387 Abidjan 01 Côte d’Ivoire, Attention: The Treasurer, telephone +225-20-26-20-28, facsimile +225-20-24-21-55. The Information Statement is also available on the Bank’s website (http://www.afdb.org). The annual report and the documents and information on the Bank’s website are not intended to be incorporated by reference in this Information Statement.

In the United States, this Information Statement is to be filed with the U.S. Securities and Exchange Commission (the “SEC”) electronically through the EDGAR system and will be available at the website address http://www.sec.gov/edgarhp.htm. The Bank has also filed unaudited quarterly financial statements with the SEC. These filings are also available electronically through the EDGAR system.

The issuance of this Information Statement or any prospectus, offering circular, information memorandum, supplemental information statement, pricing circular and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement, or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

The Bank uses a unit of account (the “Unit of Account” or “UA”) equivalent to the IMF’s Special Drawing Right (SDR) as its reporting currency. The value of the SDR, which may vary from day to day, is currently computed daily in U.S. dollars by the IMF. Except as otherwise specified, all amounts in this Information Statement and any prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement are expressed in UA. Currencies have been translated into UA at the rates of exchange used by the Bank and prevailing on the last day of the period presented. In certain instances, amounts in UA have also been presented in U.S. dollars at the conversion rates set forth below. Such presentations are made solely for convenience and should not be construed as a representation that the UA actually represents, has been or could be converted into U.S. dollars at these or any other rates.

In recent years, there have been significant changes in the relative values of the U.S. dollar and the component currencies of the UA. The Bank makes no representation that would indicate that the U.S. dollar or any other currency accurately reflects the historical financial performance or present financial condition of the Bank. Exchange rates used by the Bank for converting UA into U.S. dollars are as follows:

As at 31 December

	2014	2013	2012	2011	2010

Rate of 1 UA = US$	1.44881	1.54000	1.53692	1.53527	1.54003
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LIST OF ABBREVIATIONS AND ACRONYMS

ADB	African Development Bank
ADF	African Development Fund
CEAS	Cumulative Exchange Adjustment on Subscriptions
DAC	Development Assistance Committee
ECP	Euro Commercial Programme
EDGAR	Electronic Data-Gathering, Analysis & Retrieval System
GCI-IV	Fourth General Capital Increase
GCI-V	Fifth General Capital Increase
GCI-VI	Sixth General Capital Increase
GDIF	Global Debt Issuance Facility
HIPC	Heavily Indebted Poor Countries IAS International Accounting Standard
IMF	International Monetary Fund
NTF	Nigeria Trust Fund
OECD	Organization for Economic Cooperation and Development
PSO	Private Sector Operations
RMC	Regional Member Countries
SDR	Special Drawing Right
SEC	Securities and Exchange Commission
UA	Unit of Account
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SUMMARY INFORMATION

(All numerical data are as of 31 December 2014, except as otherwise indicated.)

General

The Bank is a regional multilateral development institution established in 1963. The Bank’s membership consists of 53 African states1 (the “regional member countries” or “RMCs”) and 26 non-African states2 (the “non-regional member countries”).

The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides financing for a broad range of development projects and programmes. In addition, it provides policy-based loans and equity investments, finances non-publicly guaranteed private sector loans, offers technical assistance for projects and programmes that provide institutional support, promotes the investment of public and private capital, and responds to requests for assistance in coordinating RMC development policies and plans. National and multinational projects and programmes that promote regional economic cooperation and integration are also given high priority. The Bank’s 2013-2022 strategy focuses on achieving inclusive growth and to help Africa gradually transition to green growth. The strategy is built around five core operational priorities, specifically infrastructure development, regional integration, private sector development, governance, skills and technology.

The Bank’s capital stock is owned by its member countries. On 27 May 2010, at its forty-sixth Annual Meeting, the Board of Governors adopted Resolution B/BG/ 2010/08 authorising the Sixth General Capital Increase (GCI-VI). Under the capital structure of the Bank, the share in the Bank’s overall share capital of regional member countries is 60 percent and that of non-regional member countries is 40 percent. As of 31 December 2014, the authorised capital of the Bank was UA 66.98 billion.

Assets

Loan Portfolio – The Bank’s principal asset is its portfolio of loans. The Bank makes loans to its Regional Member Countries and to public sector enterprises guaranteed by the government. Loans are also extended to private sector enterprises without government guarantee. It is the general policy of the Bank for sovereign lending that each loan to an entity other than a government should carry the guarantee of the government within whose jurisdiction the financed project lies. Loans may be granted to eligible private sector entities without a government guarantee. Generally such loans are secured by collateral. As at 31 December 2014, cumulative loans and grants signed, net of cancellations, amounted to UA 32.24 billion, UA 1.13 billion higher from last year while total disbursed and outstanding loans, before the accumulated provision for impairment, were UA 12.65 billion, an increase of UA 1.06 billion over the UA 11.59 billion outstanding as at the end of 2013. Although the Bank experiences delays in payments on some of its loans, the Bank expects that sovereign guaranteed loans will eventually be paid and such delays will only affect the timing of the cash flows on the loans. Delays in cash flows are taken into consideration in the determination of impairment on loans and charges receivable. Prior to 1 January 2005, the Bank placed in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan were overdue by six months or more. Upon the adoption of the revised IAS 39 on 1 January 2005, the Bank no longer places loans in non-accrual status. Interest and charges are accrued on all loans including those in arrears. The revised standard requires that both principal and charges receivable on loans be assessed for impairment using the incurred loss model. Cumulative amounts that had previously been non-accrued as a result of the former non-accrual policy amounting to UA 526.13 million (net of provision) were transferred to reserves on 1 January 2005.

Liquidity – The Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain additional resources from the capital markets for one year. To achieve this, the Bank computes a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The liquidity policy sets the PML as the Bank’s projected net cash requirements for a one year horizon and computed quarterly as the sum of (1) one year net loan disbursements if greater than zero, (2) one year debt service requirements, (3) the loan equivalent value of

1 In April 2015, South Sudan completed its membership process and became the 80th member country of the Bank and the 54th regional member country.

2 On 29 May 2014, Luxembourg became the 79th member country of the Bank and the 26th non-regional member country.

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signed guarantees, and (4) undisbursed equity investments. The maximum level of liquidity is determined by the Bank’s debt limits.

Liabilities, Capital and Reserves

Liabilities – As at 31 December 2014, the Bank’s total borrowings (including subordinated debts of UA 489.33 million) amounted to UA 14,375.953 million. The Bank raises resources in cost-effective manner across markets to finance programs and projects in its regional member countries and meet its liquidity requirements. The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank’s leverage. The ratio caps the Bank’s total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank’s usable capital as of 31 December 2014 was UA 27.60 billion and its debt to usable capital ratio, a measure of the Bank’s financial leverage, was 52.00 percent.

Capital and Reserves –Subscriptions to the capital stock of the Bank are made up of initial subscriptions to the capital, a voluntary capital increase, a series of special capital increases and general increases of the capital. On 27 May 2010, the Board of Governors of the Bank approved the Sixth General Capital Increase (GCI-VI). GCI-VI increased the authorised capital of the Bank from 2,394,746 shares to 6,768,746 shares. The par value of one share of the Bank’s capital is UA 10,000. The newly created 4,374,000 GCI-VI shares are composed of paid-up shares (6 percent) and callable shares (94 percent). The shares are allocated to the regional and non-regional members such that, when fully subscribed, the regional members will hold 60 percent of the total stock of the Bank and non-regional members would hold the balance of 40 percent.

At 31 December 2014, of the Bank’s total subscribed capital of UA 65,133.22 million, an amount of UA 4,864.51 million (7.47 percent) represented the paid-up portion and UA 60,268.70 million (92.53 percent) was callable. The portion of paid-up capital for which the Bank has received payment, referred to as paid-in capital, amounted to UA 3,438.35 million as at 31 December 2014.

At 31 December 2014, the callable capital of the Bank’s 26 non-borrowing member countries was UA 24,344.14 million, which represented 169.34 percent of the Bank’s total outstanding borrowings as of 31 December 2014. At 31 December 2014, the callable capital of the Bank’s 19 industrialised member countries that are also members of the Development Assistance Committee (“DAC”) of the Organisation for Economic Cooperation and Development (“OECD”) (Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Luxembourg, the Netherlands, Norway, Portugal, Republic of Korea, Spain, Sweden, Switzerland, the United Kingdom, and the United States) was UA 22,757.52 million, representing 158 percent of the Bank’s total outstanding borrowings as of 31 December 2014.

Under the Agreement establishing the Bank, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) shall not at any time exceed the total amount of its unimpaired subscribed capital, reserves, and surplus. Such total amount outstanding as at 31 December 2014 was UA 16,995.85 million and such total capital (net of the Cumulative Exchange Adjustment on Subscriptions (“CEAS”), reserves and surplus) was UA 67,775.13 million, resulting in a ratio of 25 percent. The ratio of disbursed and outstanding loans (including irrevocable commitments to pay undisbursed amounts) to equity was 208 percent. The Bank’s total equity (paid-in capital and reserves net of CEAS) also referred to as risk capital, amounted to UA 6,080.01 million. The risk capital utilization rate, which measures the amount of capital consumed by the Bank’s activities, was 61 percent.

Profitability

Although profit maximisation is not a primary objective, the Bank has earned a profit in every year since it began operations in 1966. For 2014, income before transfers approved by the Board of Governors amounted to UA 151.69 million. The Bank does not distribute dividends to its shareholders. Under the Agreement Establishing the Bank, reserves have first claim on net income. After a determination has been made regarding the amount to be retained in reserves, any remaining amount is allocated to (i) fulfil commitments or conditional undertakings approved by the Board of Governors (ii) a surplus account, and/or (iii) distributed to key initiatives.

Accounting Standards

The financial statements of the Bank are prepared in accordance with International Financial Reporting Standards (IFRS) (formerly International Accounting Standards) promulgated by the International Accounting Standards Board.

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Risk Management and Internal Control

The Bank seeks to minimise its exposure to risks that are not essential to its core business of providing development finance and related assistance. Accordingly the Bank’s risk management policies, guidelines and practices are designed to reduce exposure to interest rate, currency, liquidity, counterparty, legal and other operational risks while maximising the Bank’s capacity to assume credit risks to public and private sector clients, within its approved risk limits. The Bank’s risk management policies and practices are included in the notes to the financial statements.

Following the approval by the Board of Directors in 2004, the Bank established an Internal Control Unit (ICU) to implement, among other duties, the Committee of Sponsoring Organizations (COSO) control framework to regularly evaluate the effectiveness of its internal controls in all significant business operations. Management and the External Auditors issue an annual attestation on the effectiveness of the Bank’s internal controls over financial reporting as part of the annual audit process. The attestations at the end of 2014 are included elsewhere in this document.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

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SUMMARY OF SELECTED FINANCIAL DATA

(Amounts expressed in millions of UA)

	Years Ended 31 December
	2014	2013	2012	2011
			Restated
Cash, Investments	7,748.32	7,039.57	7,368.96	7,934.63
Approved Loans less Cancellations:
Disbursed and outstanding	12,647.81	11,585.84	11,014.31	9,373.52
Undisbursed(1)	3,751.22	4,490.13	4,463.23	5,301.02
Outstanding Borrowings:
Total	14,375.95	12,947.44	13,278.80	12,902.96
Senior	13,886.62	12,485.24	12,518.00	11,980.57
Subordinated	489.33	462.20	760.80	795.21
Authorised Capital	66,975.05	66,975.05	66,975.05	66,054.50
Subscribed Capital and Reserves:
Paid-up capital	4,864.52	4,962.33	4,962.68	3,289.06
Callable capital	60,268,70	60,247.79	60,252.36	34,032.95
Total callable - non-borrowing members	24,344.14	24.036.69	26,442.36	19,699.40
Total callable - members of the DAC of the OECD	22,757.52	22,633.10	22,650.77	17,875.58
Total Reserves	2,815.32	2,856.88	2,667.44	2,536.18
Cash and Investments as a Percentage of
Undisbursed portion of approved loans	206.55%	156.78%	165.20%	149.70%
Outstanding borrowings	53.90%	54.37%	55.50%	61.50%
Disbursed and Outstanding Loans as a Percentage of
Subscribed Capital plus Reserves(2)(3)	18.66%	17.06%	16.20%	23.60%
Total Outstanding Borrowings as a Percentage of
Total callable capital	23.85%	21.49%	22.00%	37.91%
Callable capital of non-borrowing members	59.05%	53.87%	50.20%	65.50%
Callable capital of DAC members of OECD	63.17%	57.21%	58.60%	72.20%
Senior Debt as a Percentage of
Total callable capital	23.04%	20.72%	20.80%	34.50%
Callable capital of non-borrowing members	57.04%	51.94%	47.30%	59.68%
Callable capital of DAC members of OECD	61.02%	55.16%	55.30%	65.80%
Total Outstanding Borrowings as a Percentage of	52.00%	47.79%	49.88%	54.60%
Usable Capital:(4)
Total Reserves as a Percentage of
Disbursed and outstanding loans(3)	22.26%	24.66%	24.20%	27.10%
Total outstanding borrowings	19.58%	22.07%	20.10%	19.70%
Income before transfers approved by the Board of Governors	151.69	180.33	195.71	164.51
Weighted Average Interest Rate on:
Disbursed and Outstanding Loans for the Year	2.82%	2.96%	3.47%	3.57%
Weighted Average Cost of:
Debt contracted during the year	0.21%	0.21%	0.58%	1.23%
Outstanding borrowings	1.35%	1.20%	1.74%	1.83%
Average Life of Outstanding Borrowings (Years)	4.9	4.4	4.02	5.6
Interest coverage ratio(5) (1.25x)(6)	1.98X	1.94X	1.91X	1.80X
Risk Capital Utilization Rate (RCUR)(7)	61.20%	60.35%	58.00%	59.60%

(1)	Excludes loans approved but unsigned.
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(2)	Subscribed capital is net of the Cumulative Exchange Adjustment on Subscriptions.
(3)	Net of the Special Reserve. Disbursed and outstanding loans include irrevocable reimbursement guarantees.
(4)	The Bank’s policy limits the debt to usable capital ratio to 100 percent.The usable capital is defined as the sum of paid in capital, reserves and callable capital from non-borrowing countries rated A- or better
(5)	Operating income plus interest expense, divided by interest expense.
(6)	Indicates the Bank’s target ratio.
(7)	The Bank’s policy limits the RCUR to 100 percent

The above information should be read in conjunction with the notes to the financial statements for the respective period and is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

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THE BANK

The Bank is a regional multilateral development institution with membership comprising 53 African states and 26 non-African states from the Americas, Asia, and Europe (the “regional members” and “non- regional members”, respectively). The Bank was established in 1963 and operates under the Agreement Establishing the African Development Bank signed in Khartoum, Sudan, on 4 August 1963. The Bank began operations in 1966 with 29 regional members. The Agreement was amended on 7 May 1982 to permit non-regional countries to be admitted as members. A list of the members at 31 December 2014 showing each member’s voting power and the amount of its subscription to the Bank’s capital stock is provided in Note N to the financial statements included herein. In conformity with the finding of the UN General Assembly, the membership of former Yugoslavia was formally suspended by the Board of Directors of the Bank (see Note N to the financial statements included herein).

On 30 May 2013 the Board of Governors approved a roadmap for an orderly and phased return of the Bank to Abidjan, Côte d’Ivoire in 2014. As a result, the Bank returned to its statutory Headquarters in Abidjan in 2014, after over 11 years of operating from the Temporary Relocation Agency in Tunisia.

The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides financing for a broad range of development projects and programmes. In addition, it provides policy-based loans and equity investments, finances non-publicly guaranteed private sector loans, offers technical assistance for projects and programmes that provide institutional support, promotes the investment of public and private capital, and responds to requests for assistance in coordinating RMC development policies and plans. National and multinational projects and programmes that promote regional economic cooperation and integration are also given high priority. The Bank’s 2013-2022 strategy focuses on achieving inclusive growth and to help Africa gradually transition to green growth. The strategy is built around five core operational priorities, specifically infrastructure development, regional integration, private sector development, governance, skills and technology.

The Bank’s ordinary operations are financed from its ordinary capital resources. The ordinary capital resources include subscribed capital stock, borrowings by the Bank, loan repayments, income from loans, equity investments and guarantees and other funds and income received by the Bank in its ordinary operations. The capital stock of the Bank is divided into paid-up capital and callable capital. The Bank’s paid-up capital is the amount of capital payable over a period specified in the Board of Governors’ resolution approving the relevant Capital Increase. The callable capital is subject to call only as and when required by the Bank, to meet obligations incurred on funds borrowed or loans guaranteed.

In addition to its ordinary operations, the Bank administers the African Development Fund (the “ADF”), which provides loan financing on concessionary terms to RMCs that are in the greatest need of such financing. The ADF is legally and financially separate from the Bank, and the Bank is not liable for any obligations of the ADF. The Bank also administers, under separate agreements and arrangements, the Nigeria Trust Fund (the “NTF”) and several other special and trust funds. The resources of these special and trust funds are held, committed and otherwise disposed of entirely separately from the Bank’s ordinary capital resources (see Note V-3 & V-4 to the financial statements included herein).

MEMBERSHIP OF CERTAIN COUNTRIES

Information with respect to the membership and total subscription of certain member countries, including the United States, Japan, France, Germany, Switzerland and United Kingdom, is included on the inside back cover in copies of this Information Statement circulated in such respective countries.

GOVERNMENTAL APPROVAL OF BORROWINGS

As required by the Agreement, offerings of Securities will only be made in the currency or markets of a member country after the government of such member has consented to the raising of funds by the Bank and the issuance of Securities in such currency or markets and has agreed that the proceeds from the sale of securities may be exchanged for the currency of any other country without restriction.

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CAPITALISATION

General

The following table sets forth the outstanding borrowings, capital stock and reserves and net income of the Bank at 31 December 2014:

In UA millions
Outstanding Borrowings(1)
Debt Payable in:
U.S. Dollar	8,167.25
Japanese Yen	1,054.06
Other currencies	5,028.56
Total debt (*)	14,376.68
Pre-issuance costs	(0.73)
Total Borrowing	14,375.95
Of which : Total Senior Debt (*)	13,886.62
Total Subordinated Debt (*)	489.33

Capital Stock and Reserves(2)
Authorised capital	66,975.05
Unsubscribed capital	1,841.83
Subscribed capital	65,133,22
Less: Callable capital	(60,268.70)
Paid-up capital	4,864.52
Shares to be issued upon payment of future instalment	(1,426.52)
Amount paid in advance	0.35
Amount in arrears	(0.12)
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(173.54)
Capital net of CEAS	3,264.69
Reserves and Net Income for the Year	2,815,32

Total Capital and Reserves	6,080.01

(1)	For a description of the Bank’s borrowing policies and the currency distributions and other details with respect to borrowings, as well as the effects of currency and interest rate swaps undertaken by the Bank on the currency composition and weighted average interest cost of the Bank’s payment obligations, see “Borrowings” and Note M to the financial statements included herein.

(2)	For a more complete description of subscriptions to the capital stock and voting power, see Note N to the financial statements included herein. For a more complete description of Reserves, see Note N to the financial statements included herein.

(*)	Figures are for Principal amount at face value
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Authorised Capital

The Bank’s original authorised capital stock of UA 250 million has been increased in line with the provisions of the Agreement, which provides that the authorised capital stock may be increased as and when the Board of Governors deems it advisable. The authorised capital stock of the Bank has undergone several increases recently. Two special capital increases were approved in 2008 (Resolution B/BG/2008/07) and 2009 (Resolution B/BG/2009/05) to enable membership and subscription of shares by the Republic of Turkey and the Grand Duchy of Luxembourg respectively. The effect of these special capital increases was to increase the authorised capital of the Bank from UA 21.87 billion to UA 22.12 billion.

In 2009, Canada and Korea responded favourably to the Bank’s need for expanded financial capacity pending decisions on a sixth General Capital Increase (GCI-VI) of the Bank by a temporary increase of their callable capital with no attached voting rights. The special capital increase adopted by Board of Governors Resolution B/BG/2010/02, brought the authorised capital of the Bank to UA 23.95 billion. The Resolution provided for the retirement and cancellation of the temporary callable capital subscribed by Canada (UA 1.63 billion) and the Republic of Korea (UA 0.19 billion) upon the effectiveness of their respective subscriptions to a general capital increase and pursuant to authorization by the Board of Governors.

GCI-VI was approved by Board of Governors’ Resolution B/BG/2010/08, raising the authorised capital of the Bank from UA 23.95 billion to UA 67.69 billion, representing a 200 percent increase of the Bank’s authorised capital (excluding Canada and Korea’s temporary callable capital and special capital increases for Turkey and Luxembourg) with a paid-up capital of 6 percent. The new shares created under GCI-VI have been allocated to regional and non-regional members in such proportions that when fully subscribed, the regional would hold 60 percent of the total capital stock and the non-regional group 40 percent. Pursuant to due authorisation by resolutions of the Board of Governors, the temporary callable shares of Canada and Korea were cancelled in 2011 and 2012 respectively.

On 31 May, 2012 by its Resolution B/BG/2012/04, the Board of Governors approved a Special Capital Increase of the authorised share capital of the Bank (111,469 shares) to allow for the entry into the capital of the Bank of the Republic of South Sudan. Shares were created to allow subscription to the minimum number of shares required for the country to become a member (66,881 shares), and to maintain the 60:40 shareholding ratio between regional and non-regional member countries by creating shares for subscription by non-regional members (44,588 shares). In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to 33,895 shares the initial subscription of South Sudan, in line with its IMF quota, and the remaining newly created shares were offered for subscription to other eligible member countries. At 31 December 2014, the authorised capital stock of the Bank was UA 66,975.05 million.

Subscribed Capital

Member countries subscribe to the capital of the Bank by depositing an instrument of subscription. The subscription is deemed effective when the member country pays the first installment of the paid-up capital. The shares representing the paid-up portion are issued when the Bank receives the actual payments for such shares, while the entire callable shares are issued upon the payment of the first installment of the paid-up capital.

At 31 December 2014, total subscribed capital of the Bank amounted to UA 65,133.22 million of which, an amount of UA 4,864.51 million (7.47 percent) was paid-up capital and UA 60,268.70 million (92.53 percent) was callable capital.

The Agreement provides that shares of capital stock are to be issued at par value (UA 10,000 per share), unless the Board of Governors decides by a majority vote to issue them on other terms. The liability of the members is limited to the unpaid portion of the issue price of the shares. Shares are transferable only to the Bank.

Callable Capital

At 31 December 2014, the Bank’s total callable capital was UA 60,268.70 million. Of this amount, UA 24,344.14 million represented the callable capital of the Bank’s non-borrowing member countries. The callable capital of the 19 Bank members who are also members of the DAC of the OECD was UA 22,757.52 million.

Callable capital is that portion of the subscribed capital stock subject to call only as and when required by the Bank to meet its obligations on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. In the event of a call, payment must be made by the member countries concerned in gold, convertible currency or in the currency required to discharge the obligation of the Bank for

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which the call was made.

Calls on the callable capital are required to be uniform in percentage on all shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. The failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment. Further calls can be made on non-defaulting members if necessary to meet the Bank’s obligations. However, no member could be required to pay more than the unpaid balance of its ordinary capital subscription. No call has ever been made on the callable capital of the Bank.

Paid-up Capital

At 31 December 2014, the total paid-up capital stock of the Bank amounted to UA 4,864.52 million.

The Board of Governors determines the modes of payment for paid-up capital stock as well as the period over which payment is to be made. Prior to May 1981, all payments in respect of the paid-up capital were required to be made in convertible currencies. However, with respect to subscriptions under the capital increases authorised in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments: (i) five equal annual instalments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or (ii) five equal annual instalments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes were payable solely in convertible currency in ten equal annual instalments, commencing on the fifth anniversary of the first subscription payment date. Non-regional members were required to make their payments solely in convertible currencies.

For GCI-IV, regional members were required to make payment for their subscriptions as follows: (i) 50 percent in five equal annual instalments in cash in freely convertible currencies; and (ii) 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in UA and payable between the sixth and tenth year of subscription in convertible currencies according to a specific schedule. For non-regional members, payments were to be made in five equal annual instalments in their national currencies, if such currencies were freely convertible, or in notes denominated in convertible currencies and payable on demand.

For GCI-V, the paid-up portion of the shares were payable in eight equal and consecutive annual instalments, in convertible currencies.

For GCI-VI, the paid-up portion of the shares is to be paid in twelve equal and consecutive annual instalments for those members eligible to receive financing exclusively from the ADF, and in eight equal and consecutive annual instalments by all other members. Payments can only be made in convertible currencies. Shares representing the paid-up portion of subscriptions are only issued when the Bank receives actual payments for such shares.

The paid-in capital is the portion of the paid-up capital that has been actually received. As of 31 December 2014, the total paid-in capital of the Bank was 3,438.23 million made up of: (1) UA 3,322.18 million paid in convertible currencies, (2) UA 115.16 million paid in local currencies and (3) UA 0.74 million paid by the deposit of non-negotiable, non-interest bearing notes.

In accordance with the Bank’s Share Transfer Rules, shares for which payment has become due and remain unpaid are forfeited after 120 days from the due date and offered for subscription to member countries within the same membership group (i.e. regional or non-regional). As at 31 December 2014, arrears on subscription amounted to UA 0.12 million.

For a more complete description of subscriptions to capital stock, including amounts due but unpaid, and voting power of members, see Note N to the financial statements.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

At 31 December 2014, the Cumulative Exchange Adjustment on Subscriptions (“CEAS”) representing the translation difference on subscriptions was a negative UA 173.54 million. It should be noted that prior to GCI-IV, payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Furthermore, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA= US$ 1.20635 (GCI-IV and GCI-V), and, at a fixed exchange rate of 1 UA = 1.30777 for Euro. Fixed exchange rates are also used for GCI-VI. As a result, losses and gains could arise from

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converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscription account.

Non-Borrowing Members

The following table sets forth the callable portion of the capital subscription and the total capital subscription of non-borrowing members as at 31 December 2014(1).

(Expressed in millions of UA)

Country	Callable capital	Total capital subscription
Argentina	52.364	58.47
Austria*	270.66	286.23
Belgium*	389.18	409.46
Brazil	269.39	283.43
Canada*	2,276.56	2,434.49
China	677.55	716.52
Denmark*	701.74	756.36
Finland*	296.31	313.35
France*	2,276.56	2,407.51
Germany*	2,499.14	2,642.9
India	135.5	143.3
Italy*	1,467.85	1,552.28
Japan*	3,329.18	3,520.69
Korea*	270.66	286.23
Kuwait	270.66	292.08
Luxembourg*	124.61	125.6
Netherlands*	520.97	550.44
Norway*	701.74	742.11
Portugal*	145.75	153.43
Saudi Arabia	117.44	123.56
Spain*	643.44	692.2
Sweden*	936.64	990.51
Switzerland*	888.95	940.08
Turkey	63.72	64.73
United Kingdom*	1,019.22	1,077.85
United States of America*	3,998.36	4,206.91
Total	24,344.14	25,770.72

(1) See Note N to the financial statements included herein for a more complete description of the capital subscriptions of all members of the Bank at 31 December 2014. At 31 December 2014, the 26 members listed above held 40.40 percent of the total voting powers of the Bank.

* Member of the DAC of the OECD.

Maintenance of Currency Values

Pursuant to the Agreement, each member is required to pay to the Bank any additional amount of its national currency necessary to maintain the value of all such national currency paid to the Bank on account of its subscription whenever the par value of the member’s currency in terms of the UA or its foreign exchange value has, in the opinion of the Bank, depreciated to a significant extent. In the event of an increase in such par value or such foreign exchange value, the Bank is required, pursuant to the Agreement, to pay to the member an amount of its currency necessary to adjust in a similar way the value of all such national currency held by the Bank on account of its subscription.

It was decided in 1979 by the Board of Governors that the application of the maintenance of value would be suspended until such time as the Board of Directors determines that the Special Drawing Right (SDR) is being definitively applied as the unit of value applicable to members’ subscriptions in the International Bank for Reconstruction and Development (the “World Bank”) for purposes of the maintenance of value provisions of its Articles of Agreement. In October 1986, the World Bank decided that the capital stock of the World Bank would be valued in terms of the SDR, at the rate at which the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on 1 July 1974. This value was 1 SDR=$1.20635.

Voting Rights

Each member country has 625 votes and, in addition, one vote for each share of the capital stock of the Bank held by that member. In effect, a member country is allowed to exercise (1) the votes attributed to the

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portion of the paid-up shares which have been issued to such member, (2) the votes attributable to the entire callable capital portion of the stock subscribed when the subscription of such member is deemed effective.

In the event of any delay or default in payment of the paid-up capital, the member’s right to vote the corresponding callable shares will be suspended until the payment is received by the Bank.

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through other comprehensive income, gains/losses on fair-valued borrowings arising from “own credit”, and remeasurements of defined benefit liability. Retained earnings include the net income for the period, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable. Income before transfers approved by the Board of Governors for the year ended 31 December 2014 amounted to UA 151.69 million.

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SUMMARY STATEMENT OF INCOME AND EXPENSES

The following summary of income and expenses relating to the ordinary capital resources of the Bank for the years ended 31 December, 2014, 2013, 2012 and 2011 has been derived from the audited financial statements of the Bank for the respective years. The summary should be read in conjunction with the audited financial statements and related notes.

(Expressed in millions of UA)
Years ended 31 December	2014	2013	2012 Restated	2011
OPERATIONAL INCOME & EXPENSES
Income from:
Loans	342.13	335.01	351.16	314.92
Investments and related derivatives	132.41	131.24	199.35	168.85
Equity investments (Dividends)	6.34	9.44	11.11	1.65
Other debt securities	3.85	3.95	4.83	5.41
Total income from loans and investments	484.73	479.64	566.45	490.83

Borrowing expenses
Interest and amortised issuance costs	(375.96)	(302.99)	(356.41)	(316.82)
Net interest on borrowing-related derivatives	221.20	111.85	139.16	112.16
Unrealised gain/(loss) on fair-valued borrowings and related derivatives	(36,73)	46.82	(30.45)	(13.00)
Unrealised gain/(loss) on derivatives, non-fair-valued borrowings and others	6.90	(12.72)	20.28	9.96
Loss on sale of investment at amortized cost	-	(4.80)	(1.70)

Provision for impairment on loan principal and charges receivables	18.01	(41.14)	(29.69)	(17.68)
Provision for impairment on investments	(0.75)	9.95	0.24	6.24
Translation gains/(losses)	(4.07)	13.33	(2.27)	(27.95)
Other income/(loss)	3.39	3.02	4.18	2.81
Net operational income	282.19	302.98	309.79	246.55

OTHER EXPENSES
Total Bank Group administrative expenses	372.10	337.24	293.35	239.21
Share of expenses allocated to ADF and NTF	(248.94)	(226.27)	(185.81)	(159.71)
Net administrative expenses	123.16	110.97	107.54	79.50
Depreciation - Property, equipment and intangible assets	7.60	6.70	4.59	4.46
Sundry expenses/(income)	0.26	4.98	1.94	(1.93)
Total other expenses	130.50	122.65	114.07	82.04
Income before transfers approved by the Board of Governors	151.69	180.33	195.71	164.51
Transfers of income approved by the Board of Governors	(120.00)	(107.50)	(110.00)	(113.00)
NET INCOME	31.69	72.83	85.71	51.51

The notes accompanying the financial statements form part of this Statement

Amounts may not add up exactly due to rounding

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OPERATIONS OF THE BANK

Lending Operations

The Bank is authorised under the Agreement to make, participate in or guarantee loans to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. It is the general policy of the Bank that all loans be made to or guaranteed by national governments, central banks or other governmental entities engaging the full faith and credit of such governments. The Bank, however, has adopted a strategy and policies for the promotion of the private sector in RMCs under which loans, equity and equity linked products such as subordinated loans may be granted to eligible private sector entities without a government guarantee. Such loans are generally secured by collateral.

Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (comprised of approved loans less cancellations and repayments, plus equity participations) may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources. At 31 December 2014, such total outstanding amount was UA 16,995.85 million, 0.21 percent higher than in 2013.

In evaluating projects, the Bank considers a wide variety of factors, including the economic, technical and financial feasibility of the project, the effect on the general development activity of the country concerned, the contribution to the removal of impediments to economic development, the capacity of the borrowing country to service additional external debt, and the effect on the balance of payments. Other factors include the effect of new technologies on productivity, and the effect of the project on employment opportunities and the environment. In addition, the Bank considers the ability of the borrower to obtain financing elsewhere on terms and conditions that the Bank considers reasonable. One of the principal functions of the Bank is to direct resources to projects that form part of a national or regional development programme, and which benefit two or more regional member countries, particularly projects designed to stimulate intra-African trade and economic development.

It is the policy of the Board of Directors to consider loans and other financial products only on the basis of written reports prepared by staff of the Bank. These reports set forth detailed information regarding the technical feasibility and economic merits of the project to be financed and relevant financial and legal matters, as well as the economic situation of the country in which the project is located. The process of identifying and appraising a project and of approving and disbursing a project loan often extends over several years. The average time to prepare a project from the project concept note stage to Board approval is approximately ten months. The appraisal of projects is carried out by the Bank’s staff, in some cases with the help of external consultants. After approval of a loan, an additional period averaging eight months elapses before the loan becomes effective. Loans do not become effective until certain legal requirements are fulfilled by the borrower. The Bank generally requires that borrowers seek competitive bids from potential suppliers, that engineering plans and specifications are drawn up independently of suppliers or manufacturers and, if appropriate, that independent consultants be retained by borrowers. The Bank supervises the disbursements of its loans to ensure that the proceeds are applied only for project expenditures as incurred and are used by the borrower only for the procurement of goods and services required for the project being financed. In order to monitor the effective implementation of projects being financed, the Bank maintains a continuous relationship with the borrower after a loan is made.

The Bank’s policy of loan administration and project supervision involves field missions, where necessary, and the submission of progress reports on a regular basis. Subsequent to physical completion, the project is evaluated to determine the extent to which productivity and other goals such as envisaged contribution towards economic growth and development outcomes were met. Since loan disbursements are made against project expenditures, the disbursement period frequently extends over five to seven years.

Loans are disbursed in four ways: (1) by reimbursement to borrowers, (2) by direct payment to suppliers for expenses incurred in connection with approved projects, (3) by advances to borrowers of up to 10 percent of a given loan commitment to be accounted for by the borrower, or (4) by the issuance of irrevocable commitments to commercial banks backing their letters of credit to suppliers for shipment of specified goods to borrowers.

The Bank’s lending operations have since 1987 included non-project lending in the form of sector investment and rehabilitation and structural adjustment lending. The Bank’s participation in such non-project lending has generally been in conjunction with other development organisations, including the World Bank.

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In July 2013, the Board of Directors approved the Private Sector Development Strategy for the period 2013-2017. The Strategy’s thrust is threefold. First, it aims to improve Africa’s investment and business climate by supporting the efforts of countries to strengthen the legal and regulatory environment in relation to business, nationally and regionally. Second, it aims at the expansion of business access to social and economic infrastructure, both hard transport, telecommunications, water, power systems, and fixed assets needed to provide education, health and sanitation, and soft—legal and regulatory frameworks, payments clearance and settlement systems, financial intermediaries and capital markets, collateral registries, credit rating agencies, and skills development. Third, it aims at the promotion of enterprise development through improved access to finance, skills enhancement and value addition. Closely aligned to the Bank’s Ten-Year Strategy, further goals include supporting fragile states with emphasis on achieving quick and tangible results. Moreover, it aims to put emphasis on support to women as well as to agriculture and rural development. The range of financial instruments includes equity and quasi-equity investment, lines of credit to private financial institutions and guarantees, coupled with technical assistance in some cases. The Bank approved a total of UA 1.59 billion to finance 48 new private-sector operations in 2014. This was a notable increase of 51.4 percent above the UA 1.05 billion approved in 2013.

Following the approval by the Board of Directors on 13 May 2014 of a proposal to allow eligible ADF-only countries access to the Bank’s sovereign window, several low-income African countries can now secure non-concessionary resources from the Bank for financing viable projects. The new approach allows the Bank to respond proactively to the improved economic conditions in RMCs over the past decade and underscores the Bank Group’s recognition of the strong economic progress of African countries during the last decade, and its mandate to help sustain inclusive growth in countries.

Detailed information on loans approved by the Bank to 31 December 2014 (excluding fully repaid loans and cancelled loans) are set forth in Note D and Note I to the financial statements included herein.

Approvals and Disbursements

During 2014, Bank Group loan and grant disbursements, excluding Special Funds, equity participation and guarantees, amounted to UA 3.16 billion, a 0.7 percent increase over 2013. However, the ratio of total disbursements to total approvals, declined to 70.1 percent in 2014, compared to 88.0 percent in 2013, and 93.8 percent in 2012. The high volume of approvals in 2014, at UA 4.50 billion, a 26.5 percent increase over approvals in 2013, was a key factor in the drop in this disbursement ratio to 70.1 percent in 2014.

Currency composition of loans

The following table sets forth the Bank’s disbursed and outstanding loans by currency at 31 December 2014 and 2013:

Disbursed and Outstanding Loans by Currency

[Amount in UA millions]

	2014		2013
	Amount	%	Amount	%
Euro	5,334.12	42.17	5,391.28	46.53
Japanese Yen	240.95	1.91	295.12	2.55
Pound Sterling	2.62	0.02	2.60	0.02
South African Rand	986.58	7.80	1,026.62	8.86
Swiss Franc	4.62	0.04	5.02	0.04
US Dollar	6,019.68	47.59	4,858.73	41.94
Others	59.24	0.47	6.47	0.06
Total	12,647.81	100.00	11,585.84	100.00
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Overdue and Non-Performing Loans

Prior to the revision of IAS 39, the Bank placed in non-accrual status all loans, if principal, interest or other charges with respect to such loans were over due by six months or more. Upon adoption of the revised standard, that became effective on 1 January 2005, the Bank no longer places loans on non-accrual status. Interest and charges are accrued on all loans including those in arrears. The revised standard requires that both principal and charges receivable on loans be assessed for impairment using the incurred loss model. The ‘incurred loss model’ excludes future losses no matter how likely they might be.

For sovereign guaranteed loans, the estimated impairment representing present value losses arises from delays that may be experienced in receiving amounts due from borrowers. For non-sovereign-guaranteed loans, the impairment reflects management’s best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts. In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan.

The Bank has never written off any of its sovereign guaranteed outstanding loans. In line with the status of the Bank and its relationship with its borrowers and guarantors, the Bank expects that each of these loans will ultimately be repaid and, accordingly, has no expectation of writing off outstanding loans in the future. The Bank maintains a continuous dialogue with its borrowers as part of its efforts to ensure prompt payment on all of its loans.

Loan Terms

Loans are stated at their principal amounts outstanding less any allowance for impairment. Except for private sector development loans, all of the Bank’s loans are made to, or guaranteed by, regional member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 25 years, including a grace period not exceeding 8 years, which is typically the period of project implementation.

The following table sets forth the maturity structure of disbursed and outstanding loans as at 31 December 2014 and 2013:

Maturity Structure of Loans as at 31 December 2014 and 2013

(Amounts expressed in UA millions)

Periods	2014	2013
One year or less	1,316.04	1,007.41
More than one year but less than two years	933.54	1,039.20
More than two years but less than three years	1,034.23	891.68
More than three years but less than four years	1,122.79	887.97
More than four years but less than five years	1,007.95	894.02
More than five years	7,233.26	6,865.56
Total	12,647.81	11,585.84

Borrowing Policies

The Board of Directors of the Bank has authorised the issuance of two classes of debt, senior debt and subordinated debt. All debt of the Bank is senior debt unless by its terms it is expressly subordinated in right of payment to other debt of the Bank. Both classes rank pari passu except in the event of a call by the Bank on its callable capital, whereupon the holders of the subordinated debt of the Bank will be subordinated in right of payment to holders of senior debt.

The Bank’s policy limits its debt to usable capital ratio to 100 percent. The Bank has also adopted the working principle that, within the limitations set forth, the actual amount of its senior debt

18

outstanding at any time should be a function of its objective of obtaining and maintaining a rating on its securities at the highest levels from recognised rating agencies. As of the 31 December 2014, the amount of total outstanding borrowings of UA 14,375.95 million (both senior and subordinated debt) represented 52.09 percent of the usable capital and 23.85 percent of the total callable capital of UA 60,268.70 million of all members of the Bank.

In December 2001, the Bank established the unlimited Global Debt Issuance Facility (GDIF) to replace its Euro-Medium Term Note Programme (EMTN) and US Medium Term Note (MTN) Programme with respect to its future borrowings. The Bank also has a Euro Commercial Paper (ECP) programme of EUR 2 billion in place. Both the GDIF and the ECP enable the continuous issuance of notes in the Euro market, the US market and other domestic markets thereby maximizing the Bank’s financing flexibility.

The Bank has entered into arrangements whereby, in the event of a call on its callable capital, it would request its member countries to make payment in response to such a call into a special account established by the Bank with the Federal Reserve Bank of New York, or its successor duly designated for the purpose. The terms of such account provide that the proceeds of a call must first be applied in payment of, or in provision for full settlement of all outstanding obligations of the Bank incurred in connection with the issuance of senior debt before any other payment shall be made with such proceeds.

The weighted average life of the Bank’s outstanding borrowings at 31 December 2014, 2013, 2012 and 2011 was 4.9, 4.4, 4.0 and 5.6 years, respectively.

At 31 December 2014, the Bank’s outstanding borrowings were denominated in eighteen currencies or currency units (without taking into account currency swaps).

The table below sets forth the maturity structure of the Bank’s outstanding borrowings at 31 December 2014:

(UA millions)	Outstanding Borrowings
Periods	At Fair Value	At Amortised Cost	Total
One year or less	980.84	309.23	1,290.07
More than one year but less than two years	3,238.80	5.54	3,244.34
More than two years but less than three years	2,288.69	6.60	2,295.29
More than three years but less than four years	2,563.28	22.51	2,585.79
More than four years but less than five years	752.05	158.13	910.18
More than five years	3,657.97	393.04	4,051.01
Sub total	13,481.63	895.05	14,376.68
Net unamortised premium and discount	-	(0.73)	(0.73)
Total	13,481.63	894.32	14,375.95

The following table sets forth for the periods indicated the average interest rates on the Bank’s loans, the return on its average earning assets, the average cost of its funded debt and other funds available and its interest coverage ratio:

Selected Financial Ratios

	2014	2013	2012	2011
Weighted average interest rate on disbursed and outstanding loans for the year(1)	2,82%	2.96%	3.44%	3.57%
Weighted average cost of:
Outstanding borrowings[3]	1.35%	1.20%	1.74%	1.83%
Interest coverage ratio(2)	1.98x	1.94x	1.91x	1.80x
(1.25x)(3)

3 The weighted average cost on borrowings excluding the MTM impact for 2014, 2013 and 2012 was 1.13%, 1.46% and 1.66% respectively.

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(1)	Undisbursed loans include loans approved but not yet effective. Interest accrues only on disbursed loan amounts.
(2)	Operating income plus interest expense, divided by interest expense.
(3)	Indicates the Bank’s target ratio.

Asset and Liability Management

The Bank’s ALM activities include all debt funding transactions, investment of liquid resources, managing the currency exposure and operational aspects of the Bank’s lending and equity investment operations.

The principal objective of the Bank’s asset and liability management operations is to ensure that the Bank is able to provide flexible lending and investment products that meet client needs, while simultaneously reducing exposure to non-core risks such as market risk (interest rate, foreign exchange and liquidity risk), counterparty credit risk and operational risk in line with the Bank’s over-arching risk management philosophy.

Liquid Assets and Liquidity Policy

The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets.

In order to minimize liquidity risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments. The maximum level of liquidity is determined by the Bank’s debt limit.

Generally, liquid assets of the Bank are invested in marketable securities issued or guaranteed by the member countries or public entities thereof, supranational, corporate and financial institution obligations, and time deposits. The Bank also has limited exposure to asset and mortgage backed securities. All marketable securities are valued at market value with the exception of certain investments in debt securities intended to be held to maturity which are carried at amortised cost using the effective interest method.

The Bank’s cash and treasury investments (net of repurchase agreements) as of 31 December, 2014 totalled UA 7.35 billion, compared to UA 7.04 billion at the end of 2013. Investment income for 2014 amounted to UA 132.41 million or a return of 1.62 percent on an average liquidity level of UA 8.17 billion, compared to an income of UA 126.45 million, or a return of 1.69 percent, on an average liquidity level of UA 7.50 billion in 2013. All key portfolios at fair value outperformed their benchmarks during the year with total investment income generated exceeding the 2013 levels by UA 5.96 million. This was largely due to the higher average liquidity invested in 2014 compared with 2013. The reduced return in 2014 compared with 2013 was as a result of lower interest rates in 2014.

The Bank’s liquid assets are tranched into three portfolios, namely operational portfolio, prudential portfolio, and equity-backed portfolio, each with a different benchmark that reflects the cash flow and risk profile of its assets and funding sources. These benchmarks are one-month LIBID for the operational portfolio, and 6-month LIBOR, resetting on February 1 and August 1 for the prudential portfolio. The operational and prudential portfolios are held for trading. The equity-backed portfolio is managed against a repricing profile benchmark with 10 percent of the Bank’s net assets repricing uniformly over a period of 10 years and is held at amortized cost.

Bank Rating

The Bank monitors and manages its key financial strength metrics in a stringent manner and is rated by four major rating agencies. For 2014, the rating agencies, Standard & Poor’s, Moody’s, Fitch Ratings, and the Japan Credit Rating Agency have reaffirmed their AAA and AA+ rating of the African Development Bank’s senior and subordinated debts respectively, with a stable outlook. Their ratings reflect and confirm the Bank’s strong liquidity and capital position, strong membership support, its preferred creditor status, sound capital adequacy and prudent financial management and policies.

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Equity Participations

The Bank may invest in equities either directly or indirectly, through appropriate funds and other investment vehicles. The Bank’s objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank currently holds less than 20 percent of the total equity capital of most of the institutions in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources. The Bank’s equity interests at the end of 2014 amounted to UA 596.82 million.

The Bank has equity participations in, among others, various regional and sub-regional development banks and other public and private sector financial institutions such as the African Export-Import Bank, Shelter-Afrique, Eastern and Southern African Trade and Development Bank, and TCX Investment Company Mauritius Limited, commercial banks as well as in several regional private equity funds.

Under IFRS 9 equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into other comprehensive income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank’s equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income.

The underlying assets of entities in which the Bank has equity investments are periodically fair valued by fund managers or independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank’s equity participations is measured as the Bank’s percentage ownership of the net asset value of the funds.

Special and trust funds

In addition to its ordinary resources, the Bank administers various special and trust funds for purposes consistent with the Bank’s objective of promoting the economic development and social progress of its regional member countries. The resources of special and trust funds are required to be held, used, committed, invested or otherwise disposed of entirely separate from the ordinary capital resources of the Bank and from each other. The administration of each of these funds is subject to the Bank Agreement and financial regulations, specific rules and regulations, and applicable policies of the Bank. The Bank normally receives an administrative fee for managing these funds.

Two major funds managed by the Bank are the African Development Fund (the “ADF”) and the Nigeria Trust Fund (the “NTF”), both of which supplement the activities of the Bank. In addition, the Bank has been entrusted with the administration of grant funds on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses which include the co-financing of Bank lending projects, and technical assistance for borrowers including feasibility studies, project preparation and capacity building. Details of these funds are disclosed in Note V-4 to the financial statements included herein.

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African Development Fund

The African Development Fund (“ADF” or “the Fund”) was established in 1972 pursuant to an agreement between the Bank and 15 non-regional members (the “ADF Agreement”) to provide loans on concessionary terms to the RMCs. The ADF and all of its resources are separate and entirely independent from those of the Bank. The Bank assumes no liability for any of the obligations of the ADF.

The ADF Agreement designates a Board of Governors as the ADF’s highest policy making organ. The Board of Governors meets at least once annually. The ADF Board of Directors, which includes seven non-regional members nominated by their constituencies and seven executive directors representing the ADB, is responsible for overseeing the general operations of the ADF.

The ADF uses the UA as the measure of the subscription of its participants and of its loans and for statistical and financial reporting purposes. Following amendment of the ADF Agreement, the UA of the ADF has been aligned with the UA of the Bank with effect from 1 January 1993.

The purpose of the ADF is to assist the Bank in making an effective contribution to the economic progress and social development of the regional member countries and to promote cooperation among them. The operations of the ADF supplement those of the Bank. In contrast to the lending policy of the Bank, the ADF provides long-term financing for projects on concessionary terms. The ADF’s loan financing is directed primarily at those RMCs which are in the greatest need of such financing.

The resources of the ADF primarily consist of subscriptions by the Bank, subscriptions and contributions by State Participants, as well as other resources received by the Fund.

Subsequent to the initial subscriptions, additional resources have been provided to the ADF in the form of periodic general replenishments, typically done every three years. The thirteenth (ADF-13) replenishment was adopted by the Board of Governors on 31 January 2014 and became effective on 31 March 2014 with the total resource envelope amounting to UA 5.35 billion, comprising donor subscriptions of UA 3.80 billion, supplementary contributions of UA 0.06 billion, Advanced Commitment Capacity or internally generated resources of UA 0.98 billion, and a technical gap4 of UA 0.51 billion. The replenishment covers the 2014-2016 operational period. As of 31 December 2014, State participants had subscribed a total amount of UA 3.35 billion, representing 88 percent of the ADF-13 pledged amount.

The cumulative subscriptions to the ADF amounted to UA 26.24 billion as at 31 December 2014. Operations at the ADF window decreased by 29.8 percent to UA 1.59 billion. This was partly due to the slow take-off of activities in 2014, the first year of the implementation of the ADF-13 Replenishment. The Bank exercises 50 percent of the voting powers in the ADF and the President of the Bank is the ex-officio President of the Fund.

Loans and grants disbursed under ADF decreased by 28.23 percent to stand at UA 1.22 billion in 2014 from UA 1.70 billion in 2013. As at 31 December 2014, cumulative disbursements on loans and grants amounted to UA 20.11 billion compared to UA 18.80 billion at the end of the previous year. A total of 2,053 loans and grants were fully disbursed for an amount of UA 15.39 billion, representing 76.49 percent of cumulative disbursements.

Loans are generally granted under conditions that allow for repayment up to 40 years after a 10-year grace period commencing from the date of the loan agreement. Loan principal is generally repayable from years 11 through 20 at a rate of 1 percent per annum and from years 21 through 50 at a rate of 3 percent per annum. A service charge at a rate of 0.75 percent per annum on the principal amount disbursed and outstanding is payable by the borrower semi-annually. Loans and lines of credit approved after June 1996 carry a 0.5 percent per annum commitment charge on the undisbursed portion. Such commitment charge commences to accrue after 90 days from the date of signature of the loan agreement. With effect from the ADF-12 replenishment, loans to blend, gap and graduating countries carry differentiated financing terms of thirty 30 years’ maturity, grace period of 5 years and interest rate of 1 percent, in addition to the existing standard 0.50 percent commitment fee and 0.75 percent service charge. Under ADF-13, further differentiated lending terms were adopted with the view of preserving

4 The technical gap is the difference between the target replenishment amount and pledges or donor subscriptions actually received.

22

the long-term financial sustainability and capacity of the Fund. The new lending terms require the acceleration of loan repayment by regular and advanced ADF-only countries, and also to blend, gap and graduating countries; and the granting of financial incentives for voluntary loan repayment.

Nigeria Trust Fund

The Agreement Establishing the Nigeria Trust Fund (the “NTF Agreement”) was signed on 26 February 1976, between the Bank and the Federal Republic of Nigeria and became effective on 25 April 1976. Upon expiry of the original Agreement establishing NTF on 25 April 2008, the NTF Agreement was renewed for another period of ten years commencing from 25 April 2008. The purpose of the NTF is to assist in the economic development of the most needy regional member countries of the Bank by the provision of funds on terms intermediate between those of the Bank and those of the ADF. The resources of the Nigeria Trust Fund are managed by the Bank on behalf of the Government of Nigeria. The purpose of the Fund is to enable Nigeria to make an increasingly effective contribution to the economic development and social progress of Africa, especially of those member countries of the Bank which are relatively less developed. NTF loans currently bear an interest rate of between 2 and 4 percent, a repayment period of up to 25 years including a grace period of up to five years prior to the commencement of principal repayments and a commission of 0.75 percent payable on undisbursed balances. The resources of the NTF come from contributions from the Federal Republic of Nigeria and the net income of the NTF.

In April 2003, the ADB Board of Directors endorsed the Initiatives to Enhance the Development Effectiveness of the Nigeria Trust Fund. The enhancements subsequently approved by the Board of Governors include: (i) participation in the HIPC debt relief initiative by contributing 10 percent of the annual net income of the NTF to the HIPC Trust Fund; (ii) an adjustment of the interest rate for NTF loans from 4 percent to a range of 2 to 4 percent to increase the concessionality of such loans; (iii) the execution of a Technical Cooperation Agreement (TCA) with the Bank Group for purposes of providing resources for the financing of technical and institutional support programs for the benefit of RMCs; and (iv) the introduction of more flexibility in the investment of the resources of the NTF, pending their use in financing projects.

At 31 December 2014, the NTF had total assets of UA 170 million.

Litigation

The Bank is not a party to any material litigation.

Relocation and Return to Headquarters

The Board of Directors decided in February 2003 to evacuate the Bank’s staff from Côte d’Ivoire following the deterioration in the security situation as assessed by the United Nations. The Board of Directors also decided to temporarily move the Bank’s operations to the Temporary Relocation Agency in Tunis. By successive resolutions the Board of Governors subsequently extended the temporary relocation period. On 30 May 2013, the Board of Governors approved a roadmap for the Bank’s orderly and phased return to its Headquarters in Abidjan. As a result, the Bank returned to its statutory Headquarters in Abidjan in 2014, after over 11 years of operating from the Temporary Relocation Agency in Tunisia.

23

ADMINISTRATION OF THE BANK

Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercises the voting power to which that member country is entitled. Each Governor and Alternate Governor serves for a term of five years, subject to termination of appointment or to reappointment at any time at the discretion of the appointing member country.

The Board of Governors may delegate to the Board of Directors all its powers except certain specified powers, such as the power to increase or decrease the authorised capital and to approve, after reviewing the report of the auditors, the balance sheet and statement of income and expenses of the Bank.

The Board of Governors holds an annual meeting and such other meetings as may be provided for the Board of Governors or called by the Board of Directors. Meetings of the Board of Governors are called by the Board of Directors whenever requested by five members of the Bank, or by members having one quarter of the total voting power.

Board of Directors

Without prejudice to the powers of the Board of Governors, the Board of Directors is responsible for the conduct of the general operations of the Bank, and, for this purpose, exercises all the powers delegated to it by the Board of Governors. Prior to 28 May 2010, the Board of Directors was composed of eighteen members twelve of whom are elected by the Governors representing RMCs, and six by the Governors representing non-regional member countries. On 28 May 2010, the Board of Governors increased the membership of the Board of Directors from eighteen to twenty. Thirteen members represent regional member countries and seven represent non-regional member countries.

Each Director appoints an Alternate Director who acts in his/her absence. Directors and their Alternates are required to be nationals of member countries. An Alternate Director may participate in meetings of the Board of Directors but may vote only when acting in place of the absent Director.

Directors are elected for a term of three years and may be re-elected provided that no Director shall serve for more than two three-year terms. Members of the Board of Directors of the Bank as at 31 December 2014 are listed below.

Board of Directors – Countries Represented as at 31 December 2014

Executive Director	For
Vacant	Algeria

Alfredo Mendes (Alternate)	Guinea-Bissau
Madagascar
Petronella M.N.Mwangala	Zambia

Cornelius Karlens Dekop (Alternate)	Botswana
Malawi
Mauritius
Tarik Al-Tashani	Libya

M.M. Ould Hamma Khattar (Alternate)	Mauritania
Somalia
Alieu Momodou Ngum	Gambia,The

Miata Beysolow (Alternate)	Liberia
Ghana
Sierra Leone
Sudan
Moegamat Shahid Khan	South Africa

Bheki Sibongayebhembe (Alternate)	Swaziland
24

Lesotho
Mohamed Samy S. Zaghloul	Egypt
Ali Mohamed Ali (Alternate)	Djibouti
Abdelmajid Mellouki	Morocco
Vacant (Alternate)	Tunisia
Togo
Amadou Kone	Côte d’Ivoire
Bernardo Abaga Ndong Mayie (Alternate)	Equatorial Guinea
Guinea
Leonard Sentore	Burundi
Félicité C. Omporo Enouany (Alternate)	Congo
Cameroon
Central African Republic
Democratic Republic of Congo
Abdallah Msa	Comoros
Ousman Sougui Abakar (Alternate)	Chad
Benin
Burkina Faso
Cabo Verde
Gabon
Mali
Niger
Senegal
Mahomed R. J. Mahomed	Mozambique
Heinrich Mihe Gaomab II (Alternate)	Namibia
Angola
Zimbabwe
Shehu Yahaya	Nigeria
Maria da Neves C.B. de Sousa (Alternate)	São Tome & Principe
Mulu Ketsela	Ethiopia
Vacant (Alternate)	Eritrea
Kenya
Rwanda
Seychelles
Tanzania
Uganda
Mariano Munoz-Carpena	Spain
Abdenor Brahmi (Alternate)	France
Belgium
Elizabeth H. Morris (Alternate)	United States of America
Tomoya Asano	Japan
Abdulrahman Abubakr (Alternate)	Saudi Arabia
Argentina
Austria
Brazil
Ronald Meyer	Germany
Vacant (Alternate)	Portugal
Switzerland
25

Hau Sing Tse	Canada
Thamer M. Alfailakawi (Alternate)	Kuwait
China
Korea
Turkey
Heikki Tuunanen	Finland
Gabriel Samuelsson (Alternate)	Sweden
Denmark
India
Norway
Dominic O’Neill	United Kingdom
Erik Hilberink (Alternate)	Netherlands
Italy

President and Management

The Board of Governors elects the President of the Bank by a vote of a majority of the total voting power of the members, including a majority of the total voting power of the regional member countries. The Agreement provides that the President shall be a national of a regional member country. The President is the chief executive officer of the Bank and conducts the current business of the Bank under the direction of the Board or Directors. The President is elected for a term of five years and may be reelected provided that no person may be elected President for more than two successive five-year terms.

The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of a tie. The President may participate in meetings of the Board of Governors but has no vote. The President is the legal representative of the Bank.

The Principal Officers of the Bank as at 31 December 2014 are listed below.

26

PRESIDENCY, UNITS REPORTING TO THE PRESIDENT, AND UNITS REPORTING TO THE BOARDS
President	KABERUKA Donald	PRST
Director of Cabinet/Chief of Staff	KABAGAMBE Anne Namara	PRST
Group Chief Risk Officer	TURNER Timothy	GCRO
Special Envoy on Gender	FRASER-MOLEKETI Geraldine Joslyn	SEOG
General Counsel & Director	GADIO Kalidou	GECL
Director, Communication & External Relations	KIBAZO Joel Serunkuma	CERD
Head, Security Unit	GODBOUT William John	SECU
Director, Staff Integrity & Ethics	KISUBI Mohammad Ali Mubarak	SIEO
Auditor General	ROUCHDY Tarek	OAGL
Director, Integrity & Anti-Corruption	BOSSMAN Anna	IACD
Director, Compliance Review & Mediation	TOURE Sekou	CRMU
Evaluator General	NANGIA Rakesh	IDEV
Acting Director, Abidjan Return Directorate	NIANE Aminata	DIRA
Head, Administrative Tribunal	LIPOU MASSALA Albertine A.H.	TRIB
FIRST VICE PRESIDENCY/COO
First Vice President, Chief Operating Officer	MBI Emmanuel Ebot	COO
Director, Office of First Vice President/COO	FAAL Ebrima	COO
Head, Asia External Representation	TAMAGAWA Masayuki	ASRO
Director, Strategy & Operational Policies	KAPOOR Kapil	COSP
Director, Business Development	ANVARIPOUR Neside Tas	COBD
Director, Programming & Budget	NWABUFO Nnenna Lily	COPB
Director, Operations Committee Secretary	DINGA-DZONDO Antoinette	OPSC
Director, Results & Quality Assurance	MIZRAHI Simon	ORQR
Officer in Charge for Director, PECOD & Inspection	KURUNERI Patience	PECOD
Head, Delivery & Performance Management Office	OLAYÉ Ralph Ajeran	COPM
Ombudsman	ORRACA-NDIAYE Amabel	OMBU
SECRETARY GENERAL
Secretary General & Vice President	AKINTOMIDE Cecilia	SEGL
Director, Language Services	PINZI Ossey Olivier Litumba	SGLS
Officer in Charge for Director, Board Affairs	BAUMONT-KEITA Catherine	SGBA
Officer in Charge for Director, Protocol & Conference	BATUMUBWIRA Antoinette	SGPC
OFFICE OF THE CHIEF ECONOMIST
Acting Chief Economist & Vice President	KAYIZZI-MUGERWA Steve	ECON
Acting Director, Africa Development Institute	DIA KAMGNIA Bernadette	EADI
Acting Director, Development Research	ABEBE Shimeles	EDRE
Director, Statistics	LUFUMPA Charles Leyeka	ESTA
CORPORATE SERVICES
Vice President	WARDELL Susan	CSVP
Director, General Services & Procurement	BILE Jean-Baptiste	CGSP
Director, Human Resources Management	BADAKI Joseph Oluwafemi	CHRM
Director, Corporate IT Services	WU Zhi Huan	CIMM
FINANCE
Vice President	BOAMAH Charles Owusu	FNVP
Director, Financial Control	ODUKOMAIYA Anthony Odusole	FFCO
Officer in Charge for Director, Financial Management	DE KOCK Trevor Neil	FFMA
Director, Treasury	VAN PETEGHEM Pierre	FTRY
Director, Resource Mobilization & External Finance	VENCATACHELLUM Desiré Jean-Marie	FRMB
Head, Staff Retirement Plan	BABALOLA Clement Abioye	SRPU
OPERATIONS I: COUNTRY & REGIONAL PROGRAMS & POLICY
Acting Vice President	LITSE Janvier Kpourou	ORVP
Director, Eastern Africa Regional Resource Center	NEGATU Gabriel	EARC
Director, Central Africa Region	KANGA Marlene Eva	ORCE
Director, Special Programs	PITAMBER Sunita	ORSP
Director, North Africa Region	KOLSTER Jacob	ORNA
Director, Nigeria Country Office	DORE Ousmane	ORNG
Director, Procurement & Fiduciary Services	SHARMA Vinay	ORPF
Director, West Africa Region	PERRAULT Franck Joseph Marie	ORWA
Director, Transition Support	TAPSOBA Sibry	ORTS
Officer in charge for Director, Southern Africa Regional Resource Center	MBEKEANI Kennedy	SARC
OPERATION II: SECTOR OPERATIONS
Vice President	ABOU-SABAA Aly Abdel-Hamed	OSVP
Director, Africa Natural Resources Center	KHAMA Sheila	ANRC
27

Director, Agriculture & Agro Industry	OJUKWU Chiji Chinedum	OSAN
Director, Governance & Financial Management	LOBE NDOUMBE Isaac Samuel	OSGE
Director, Human Development	SOUCAT Agnes	OSHD
Director, Water & Sanitation	EL AZIZI Mohamed	OWAS
OPERATIONS III: INFRASTRUCTURE, PRIVATE SECTOR & REGIONAL INTEGRATION
Vice President	ASAMOAH Solomon	OIVP
Director, Transport & ICT	OUMAROU Amadou	OITC
Director, Energy, Environment & Climate Change	RUGAMBA Alex	ONEC
Acting Director, NEPAD, Regional Integration & Trade	MALIKO Sylvain	ONRI
Director, Private Sector	DIALLO Kodeidja Malle	OPSM
Director, Financial Sector Development	NALLETAMBY Stefan Luis	OFSD
28

THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK

The Agreement constitutes the Bank’s governing charter and establishes the status, immunities, exemptions and privileges of the Bank, describes its purpose, membership, capital structure and organisation, authorises the kinds of transactions in which it may engage and prescribes limitations on such transactions. The Agreement also includes provisions with respect to the admission of additional members, the increase of the authorised capital stock, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of member countries and the suspension and termination of the operations of the Bank.

The Agreement may be amended only by a resolution of the Bank’s Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the member countries, including two-thirds of the regional members having three-quarters of the total voting power of the regional members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the pre-emptive rights to subscribe capital stock or the limitation on the liability of the member countries. No such amendment has been made to the Agreement to date. The Agreement provides that any question of interpretation of its provisions arising between any member country and the Bank or between member countries shall be referred to the Board of Directors for decision. Such decision may then be referred to the Board of Governors whose decision shall be final.

Membership of the Bank

Any African country that has the status of an independent state may become a regional member of the Bank. The geographical area to which the regional membership and the development activities of the Bank extend consists of the continent of Africa and the African islands. Non-regional countries that are, or become, participants in the ADF or that have made, or are making, contributions to the ADF may be admitted to the Bank.

Although any member may withdraw from the Bank by delivering written notice, any such member remains liable for all direct and contingent obligations to the Bank (including its obligations in respect of callable capital) so long as any part of the loans or guarantees contracted before the termination date is outstanding. No member has withdrawn from the Bank since its establishment. However, membership of the former Yugoslavia was suspended by the Bank’s Board of Directors, in conformity with resolutions and determinations of the UN General Assembly (see Note N to the financial statements included herein).

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are exempt from all taxation and from all customs duties in the member states. The Bank is also exempt from any other obligation relating to the payment, withholding or collection of any tax or duty.

29

GENERAL DESCRIPTION OF THE SECURITIES

Each prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement will include the following information regarding the terms of Offered Securities: (a) the aggregate principal amount, (b) status (and subordination, in the case of subordinated securities), (c) the maturity date, (d) the interest rate, (e) the currency or currencies, including composite currencies, of denomination and payment, (f) the dates on which such interest will be payable, (g) the redemption dates and prices and provisions for a sinking fund, if applicable, (h) the form and denomination and (i) if applicable, the fiscal or paying agent or agents with respect to the Securities.

Securities will be repayable from the ordinary capital resources of the Bank. The Board of Directors of the Bank has authorised the issuance of two classes of debt securities, senior (“Senior Securities”) and subordinated (“Subordinated Securities”). All debt securities of the Bank are Senior Securities unless by their terms they are expressly subordinated in right of payment to other debt securities of the Bank. Both classes of debt securities rank pari passu except in the event of a call on the callable capital of the Bank, whereupon the holders of Subordinated Securities of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

The Securities will not be the obligation of any government, and their terms and conditions will contain a statement to that effect. The specific terms and conditions of each issue of Offered Securities will be set forth or referred to in the prospectus, offering circular or supplemental information statement relating to the Offered Securities.

The Securities will not contain any limitations on the right of the Bank to issue any other bonds, notes or obligations.

TAXATION

The Securities and the interest on them generally will not be exempt from taxation.

Under the Agreement, the Securities and the interest paid on them are not subject to any tax by a member of the Bank (i) which discriminates against the Securities solely because they are issued by the Bank or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any taxes on any interest on the Securities it issues.

30

AFRICAN DEVELOPMENT BANK

Management’s Report Regarding the Effectiveness of Internal Controls Over External Financial Reporting	Date: March 25, 2015

The Management of the African Development Bank (“The Bank”) is responsible for the preparation, fair presentation and overall integrity of the published financial statements of the African Development Bank. The financial statements for the African Development Bank have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board.

The financial statements have been audited by the independent audit firm KPMG, who were given unrestricted access to all financial records and related data, including minutes of all meetings of the Boards of Directors and committees of the Boards. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors’ report accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal controls over external financial reporting. The system of internal control contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for external financial reporting are subject to ongoing scrutiny and testing by management and internal audit and are revised as considered necessary. Management believes that such controls support the integrity and reliability of the financial statements.

There are inherent limitations to the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, an effective internal control system can provide only reasonable, as opposed to absolute, assurance with respect to financial statements preparation and presentation. Furthermore, the effectiveness of an internal control system can change over time.

The Board of Director of the Bank have established an Audit and Finance Committee (AUFI) to assist the Boards, among other things, in their oversight responsibility for the soundness of the Bank accounting policies and practices and the effectiveness of internal controls. AUFI, which is comprised entirely of selected members of the Board of Directors, oversees the process for the selection of external auditors and makes a recommendation for such selection to the Board of Directors, which in turn makes a recommendation for the approval of the Board of Governors. AUFI meets periodically with management to review and monitor matters of financial, accounting or auditing significance. The external auditors and the internal auditors regularly meet with AUFI to discuss the adequacy of internal controls over financial reporting and any other matter that may require AUFI’s attention.

The Bank’s assessment of the effectiveness of internal controls was based on criteria established in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of this assessment, Management asserts that the Bank maintained effective internal controls over its financial reporting as contained in the financial statements as of December 31, 2014. Management is not aware of any material control weakness that could affect the reliability of the 2014 financial statements.

In addition to providing an audit opinion on the fairness of the financial statements for 2014, the external auditors of the Bank conducted an independent assessment of the effectiveness of the Bank’s internal control over financial reporting as of December 31st 2014 and their opinion thereon is presented separately in this annual report.

Donald Kaberuka
PRESIDENT

Charles O. Boamah		Anthony O. Odukomaiya
VICE PRESIDENT, FINANCE		CONTROLLER
31

INDEPENDENT AUDITOR’S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROLS

KPMG Audit	Telephone :	+33 (0)1 55 68 68 68
Le Belvédère	Telefax:	+33 (0)1 55 68 73 00
1 Cours Valmy	Internet :	www.kpmg.fr
CS 50034
92923 Paris La Dèfense Cedex
France

African Development Bank

Immeuble CCIA
Avenue Jean Paul II
01 BP 1387 Abidjan 01
Côte d’Ivoire

Independent Auditor’s Report to the Board of Governors of the African Development
Bank regarding the effectiveness of internal control over financial reporting

Year ended December 31, 2014

Scope

We have examined the internal control over financial reporting of the African Development Bank as of December 31, 2014, based on criteria established in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibilities

The management of the Bank is responsible for implementing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of such internal control. Management has asserted the effectiveness of internal controls over financial reporting as of December 31, 2014.

Independent Auditor’s responsibilities

Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our procedures.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, issued by the International Auditing and Assurance Standards Board. That standard requires that we plan and perform our procedures to obtain reasonable assurance about whether, in all material respects, effective internal control was maintained over financial reporting.

An assurance engagement includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. It also includes performing such other procedures as considered necessary in the circumstances. We believe that the evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Headquarters:
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	aux comptes à directoire et	2 avenue Gambetta
	conseil de surveillance.	92066 Paris La Défense Cedex
	Inscrite au Tableau de l’Ordre	Capital : 5 497 100 €.
KPMG S.A.,	à Paris sous le n° 14-30080101	Code APE 6920Z
société française membre du réseau KPMG	et à la Compagnie Régionale	775 726 417 R.C.S. Nanterre
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KPMG International Cooperative, une entité de droit suisse.	de Versailles.	FR 77 775 726 417

32

African Development Bank
Independent Auditor’s Report to the Board of
Governors of the African Development Bank
regarding the effectiveness of internal control over financial reporting

Inherent limitation

An entity’s system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. An entity’s system of internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Bank, in all material respects, maintained effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have audited the financial statements of the African Development Bank as of and for the year ended December 31, 2014, in accordance with the International Standards on Auditing, and we have expressed unqualified opinions on those financial statements.

Paris La Défense, March 25, 2015

KPMG Audit
A division of KPMG S.A.

Valéry Foussé
Partner
33

FINANCIAL HIGHLIGHTS FOR THE YEARS 2014, 2013 AND 2012

Net Operational Income

Net operational income is comprised of the net interest income on earning assets, the provision for loan and investment losses, the changes in fair value of borrowings, investments and derivatives, translation losses or gains and other income. Table below shows the breakdown of the net operational income for the last three years.

(In UA millions)	2014	2013	2012 (Restated)
Interest income from loans	330.48	325.64	339.85
Interest income from investments and related derivatives	169.87	171.76	205.39
Income from other debt securities	3.85	3.95	4.83
Borrowing expenses	(154.75)	(191.14)	(217.25)
Net interest income	349.45	310.21	332.81
Provision for impairment on loans (principal and charges)	(18.02)	(41.14)	(29.69)
Provision for impairment on investments	0.75	9.95	0.24
Realized and unrealised fair value gains/(losses) (Borrowings, investments and derivatives)	(67.29)	(11.20)	(17.91)
Translation (losses)/gains	(4.07)	13.33	(2.27)
Other income	21.37	21.83	26.61
Net Operational Income	282.19	302.98	309.79

FY 2014 vs. FY 2013

Interest income from loans increased by 1.5 percent to UA 330.48 million while income from other debt securirties decreased slightly to UA 3.85 million compared to UA 3.95 million. The fall in investment income during the year is due to the low rates environment in 2014.

During the year, there was a write back of impairment on investments of UA 0.74 million compared to a write-back of UA 9.95 million in 2013. Other items that affected income in 2014 included: a) provision for impairment on loans and charges receivable of UA 18.02 million compared to UA 41.14 million in 2013; b) realized and unrealised losses on investment portfolio, borrowings and derivatives amounting to UA 67.29 million compared to realized and unrealised losses of UA 11.20 million in 2013; and c) translation loss of UA 4.07 million in 2014 compared to translation gains of UA 13.33 million in 2013.

FY 2013 vs. FY 2012

Net interest income decreased by UA 22.60 million in 2013 as compared to 2012. Interest income on loans decreased by UA 14.21 million in 2013 compared to 2012. The Bank also earned income of UA 3.95 million (2012: UA 4.83 million) on investments in debt instruments issued by entities in its regional member countries. Investment income decreased during the year due to the low interest rates.

During the year, there was a write back of impairment on investments of UA 9.95 million compared to a write-back of UA 0.24 million in 2012. Other items that affected income in 2013 included: a) provision for impairment on loans and charges receivable of UA 41.14 million compared to UA 29.69 million in 2012; b) realized and unrealised losses on investment portfolio, borrowings and derivatives amounting to UA 11.20 million compared to realized and unrealised losses of UA 17.91 million in 2012; and c) translation gains of UA 13.33 million in 2013 compared to translation losses of UA 2.27 million in 2012. The Bank had other miscellaneous income of UA 21.83 million in 2013 compared to an income of UA 26.61 million in 2012.

Non-interest expenses

Non-interest expenses include the administrative expenses, provisions for the depreciation of property, equipment, intangible assets and other sundry expenses. Total administrative expenses relate to the expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for

34

their share of the total administrative expenses, based on an agreed-upon cost-sharing formula. Table below shows the breakdown of the net non-interest expenses for the last three years.

(In UA Million)	2014	2013	2012 (Restated)
Personnel Expenses	295.50	261.22	223.11
Other expenses	76.60	76.02	70.24
Total Administrative Expenses	372.10	337.24	293.35
Reimbursable by ADF	(248.57)	(225.87)	(185.27)
Reimbursable by NTF	(0.37)	(0.40)	(0.54)
Net Administrative Expenses	123.16	110.97	107.55
Depreciation – Property, equipment and intangible assets	7.61	6.78	4.59
Sundry (income)/expenses	(0.27)	4.90	1.94
Net non-interest expense	130.50	122.65	114.07

FY 2014 vs. FY 2013

Net non-interest expenses which mainly consist of personnel expenses increased from UA 122.65 million in 2013 to UA 130.50 million in 2014. Total Bank Group administrative expenses increased from UA 337.24 million in 2013 to UA 372.10 million in 2014. Total manpower expenses increased by UA 34.28 million (i.e. 13.1 percent) from UA 261.22 million in 2013 to UA 295.50 million in 2014. This was mainly due to expenses related to the Bank’s return to its Headquarters. Other administrative expenses increased by 0.8 percent from UA 76.02 million in 2013 to UA 76.60 million in 2014 due mainly to increased operations; The Bank’s share of the total administrative expenses increased by UA 12.19 million, or 10.98 percent, from UA 110.97 million in 2013 to UA 123.16 million in 2014.

FY 2013 vs. FY 2012

Net non-interest expenses which mainly consist of personnel expenses increased from UA 114.07 million in 2012 to UA 122.65 million in 2013. Total Bank Group administrative expenses increased from UA 293.35 million in 2012 to UA 337.24 million in 2013. Total manpower expenses increased by UA 38.11 million (i.e. 17.1 percent) from UA 223.11 million in 2012 to UA 261.22 million in 2013. This was mainly due to increases in headcount and annual performance-based salaries and benefits. Other administrative expenses increased by 8.2 percent from UA 70.24 million in 2012 to UA 76.02 million in 2012 due mainly to increased operations; The Bank’s share of the total administrative expenses increased by UA 3.42 million, or 3.18 percent, from UA 107.55 million in 2012 to UA 110.97 million in 2013.

Financial Condition

The Bank’s reserves fell slightly to UA 2,815.32 million, 1.45 percent lower from 2013. Net income after distributions approved by the Board of Governors was UA 31.70 million compared to UA 72.83 million in 2013. Distributions approved by the Board of Governors charged to income in 2014 was UA 120.0 million compared to UA 107.5 million in 2013.

35

REPORT OF THE EXTERNAL AUDITORS FOR 2014 AND ADB FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2014 and 2013

36

KPMG Audit	Téléphone :	+33 (0)1 55 68 68 68
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African Development Bank

Immeuble CCIA

Avenue Jean Paul II

01 BP 1387 Abidjan 01

Côte d’Ivoire

Independent Auditor’s Report to the Board of Governors of the African Development Bank

Year ended December 31, 2014

We have audited the accompanying financial statements of the African Development Bank (the Bank) which comprise the balance sheet as at December 31, 2014 and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to V.

The financial statements have been prepared in accordance with International Financial Reporting Standards, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

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37

African Development Bank
Independent Auditor’s Report to the Board of Governors
of the African Development Bank

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at December 31, 2014, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Paris La Défense, March 25, 2015

KPMG Audit
A division of KPMG S.A.

Valéry Foussé
Partner
38

BALANCE SHEET AS AT DECEMBER 31, 2014 (UA thousands – Note B)
ASSETS		2014	2013

CASH		406,709	954,133

DEMAND OBLIGATIONS		3,801	3,801

SECURITIES PURCHASED UNDER RESALE AGREEMENTS		34,511	-

TREASURY INVESTMENTS (Note F)		7,341,624	6,085,451

DERIVATIVE ASSETS (Note G)		1,143,678	985,959

NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)		739	1,204

ACCOUNTS RECEIVABLE
Accrued income and charges receivable on loans (Note I)	190,662		188,374
Other accounts receivable	449,497		655,481
		640,159	843,855

DEVELOPMENT FINANCING ACTIVITIES
Loans, net (Notes D & I)	12,496,518		11,440,695
Hedged loans – Fair value adjustment (Note G)	112,704		32,494
Equity participations (Note J)	596,818		525,013
Other securities (Note K)	94,111		82,901
		13,300,151	12,081,103
OTHER ASSETS
Property, equipment and intangible assets (Note L)	78,834		40,672
Miscellaneous	626		543
		79,460	41,215

TOTAL ASSETS		22,950,832	20,996,721

The accompanying notes to the financial statements form part of this statement.

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LIABILITIES & EQUITY		2014	2013

ACCOUNTS PAYABLE
Accrued financial charges	261,564		432,341
Other accounts payable	950,249		813,773
		1,211,813	1,246,114

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE		429,317	-

DERIVATIVE LIABILITIES (Note G)		853,735	971,852

BORROWINGS (Note M)
Borrowings at fair value	13,481,627		12,127,916
Borrowings at amortized cost	894,326		819,528
		14,375,953	12,947,444

EQUITY (Note N)
Capital
Subscriptions paid	3,438,232		3,147,084
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(173,538)		(172,654)
Subscriptions paid (net of CEAS)	3,264,694		2,974,430

Reserves	2,815,320		2,856,881
Total equity		6,080,014	5,831,311

TOTAL LIABILITIES & EQUITY		22,950,832	20,996,721
40

INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2014 (UA thousands – Note B)
	2014	2013

OPERATIONAL INCOME & EXPENSES
Income from:
Loans (Note O)	342,128	335,012
Investments and related derivatives (Note O)	132,414	131,242
Equity investments (Dividends)	6,335	9,435
Other securities	3,851	3,949
Total income from loans and investments	484,728	479,638

Borrowing expenses (Note P)
Interest and amortized issuance costs	(375,961)	(302,992)
Net interest on borrowing-related derivatives	221,207	111,850
Unrealized losses/gains on borrowings, related derivatives and others	(29,830)	34,108
Loss on sale of investments at amortized cost	-	(4,796)

Net impairment charge (Note I)
Loan principal	(1,566)	(22,886)
Loan charges	(16,451)	(18,249)
Impairment recovery on equity investments (Note J)	748	758
Net impairment recovery on investments	-	9,191
Translation (losses)/gains	(4,071)	13,334
Other income	3,391	3,021
Net operational income	282,195	302,977

OTHER EXPENSES
Administrative expenses (Note Q)	(123,157)	(110,969)
Depreciation – Property, equipment and intangible assets (Note L)	(7,608)	(6,697)
Sundry income/(expenses)	262	(4,982)
Total other expenses	(130,503)	(122,648)

Income before distributions approved by the Board of Governors	151,692	180,329

Distributions of income approved by the Board of Governors (Note N)	(120,000)	(107,500)

NET INCOME FOR THE YEAR	31,692	72,829

The accompanying notes to the financial statements form part of this statement.

41

STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2014 (UA thousands – Note B)
	2014	2013

NET INCOME FOR THE YEAR	31,692	72,829

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Net gains on financial assets at fair value through “other comprehensive income”	20,596	24,629
Unrealized (loss)/gain on fair-valued borrowings arising from “own credit”	(32,136)	46,083
Remeasurements of defined benefit liability	(61,713)	45,905
Total items that will not be reclassified to profit or loss	(73,253)	116,617
Total other comprehensive income	(73,253)	116,617

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	(41,561)	189,446

The accompanying notes to the financial statements form part of this statement.

42

STATEMENT OF CHANGE IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2014 (UA thousands – Note B)

			Reserves
	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Retained Earnings	Remeasurem ent of Defined Benefit Plan	Net Gains on Financial Assets at Fair value through Other Comprehensiv e Income	Unrealized Gains/ (Losses) on Fair-Valued Borrowings Arising from “Own Credit”	Total Equity
Balance at January 1, 2013	2,839,475	(166,825)	2,891,914	(259,050)	18,096	16,475	5,340,085

Net income for the year	-	-	72,829	-	-	-	72,829

Other comprehensive income
Net gains on financial assets at fair value through “other comprehensive income”	-	-	-	-	24,629	-	24,629
Unrealized gains on fair-valued borrowings arising from “own credit”	-	-	-	-	-	46,083	46,083
Remeasurement of defined benefit liability	-	-	-	45,905	-	-	45,905
Total other comprehensive income	-	-	-	45,905	24,629	46,083	116,617
Net increase in paid-up capital	307,609	-	-	-	-	-	307,609
Net conversion losses on new subscriptions	-	(5,829)	-	-	-	-	(5,829)
BALANCE AT DECEMBER 31, 2013 AND JANUARY 1, 2014	3,147,084	(172,654)	2,964,743	(213,145)	42,725	62,558	5,831,311

Net income for the year	-	-	31,692	-	-	-	31,692

Other comprehensive income
Net gains on financial assets at fair value through “other comprehensive income”	-	-	-	-	20,596	-	20,596
Unrealized losses on fair-valued borrowings arising from “own credit”	-	-	-	-	-	(32,136)	(32,136)
Remeasurement of defined benefit liability	-	-	-	(61,713)	-	-	(61,713)
Total other comprehensive income	-	-	-	(61,713)	20,596	(32,136)	(73,253)
Net increase in paid-up capital	291,148	-	-	-	-	-	291,148
Net conversion losses on new subscriptions	-	(884)	-	-	-	-	(884)
BALANCE AT DECEMBER 31, 2014	3,438,232	(173,538)	2,996,435	(274,858)	63,321	30,422	6,080,014

The accompanying notes to the financial statements form part of this Statement.

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STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2014 (UA thousands – Note B)
	2014	2013
CASH FLOWS FROM:

OPERATING ACTIVITIES:
Net income	31,692	72,829

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,608	6,697
Provision for impairment on loan principal and charges	18,017	41,135
Unrealized losses on investments and related derivatives	35,333	23,294
Amortization of discount or premium on treasury investments at amortized cost	(2,767)	(4,670)
Provision for impairment on treasury investments	-	(9,191)
Provision for impairment on equity investments	(748)	(758)
Amortization of borrowing issuance costs	2,971	26,277
Unrealized losses/(gains) on borrowings, related derivatives and others	27,195	(65,995)
Translation losses/(gains)	4,071	(13,334)
Share of profits in associate	633	489
Net movements in derivatives	146,574	3,914
Changes in accrued income on loans	(21,612)	(1,683)
Changes in accrued financial charges	(170,779)	(8,463)
Net change in reverse repurchase agreements and cash collateral on securities borrowed	394,806	-
Changes in other receivables and payables	289,538	(811,180)
Net cash provided by/(used in) operating activities	762,532	(740,639)

INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:
Disbursements on loans	(1,938,532)	(1,430,781)
Repayments of loans	795,557	767,028
Investments maturing after 3 months of acquisition:
Investments at amortized cost	(420,879)	(209,494)
Investments at fair value through profit and loss	(826,847)	400,855
Acquisition of fixed assets	(45,837)	(16,952)
Disposal of fixed assets	67	5
Disbursements on equity participations	(68,515)	(85,875)
Repayments on equity participations	32,664	19,252
Net cash used in investing, lending and development activities	(2,472,322)	(555,962)

FINANCING ACTIVITIES:
New borrowings	4,515,243	4,892,935
Repayments on borrowings	(3,688,517)	(4,050,175)
Cash from capital subscriptions	290,264	301,780
Net cash provided by financing activities	1,116,990	1,144,540

Effect of exchange rate changes on cash and cash equivalents	(24,039)	7,738
Decrease in cash and cash equivalents	(616,839)	(144,323)
Cash and cash equivalents at the beginning of the year	1,267,520	1,411,843
Cash and cash equivalents at the end of the year	650,681	1,267,520

COMPOSED OF:
Investments maturing within 3 months of acquisition:
Investments at fair value through profit and loss	243,972	313,387
Cash	406,709	954,133
Cash and cash equivalents at the end of the year	650,681	1,267,520

SUPPLEMENTARY DISCLOSURE:
1. Operational cash flows from interest and dividends:
Interest paid	(325,533)	(199,605)
Interest received	477,439	499,001
Dividend received	6,165	4,394
2. Movement resulting from exchange rate fluctuations:
Loans	92,075	89,841
Borrowings	209,017	(852,269)
Currency swaps	(220,261)	803,065

The accompanying notes to the financial statements form part of this statement.

44

NOTES TO THE FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

NOTE A -	OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s headquarters is located in Abidjan, Côte d’Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank’s regional members, to promote cooperation and increased international trade particularly among the Bank’s members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement Establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank’s individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies applied by the Bank in the preparation of the financial statements are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset’s net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank’s right to receive the dividends is established in accordance with IAS 18 – Revenue.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, “The Effects of Changes in Foreign Exchange Rates”, the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies. The UA is also the currency in which

45

the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at December 31, 2014 and 2013 are reported in Note V-1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries’ Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members are African and non-African countries, committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of December 31, 2014, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member’s shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as “the termination date”. The Bank may partially or fully offset amounts due for shares purchased against the member’s liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank’s financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members’ callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

1) Pension Obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an

46

amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and remuneration. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank’s defined benefit obligations, net of the fair value of plan assets.

2) Post-Employment Medical Benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses as well as the difference between expected and real return on assets are recognized immediately in other comprehensive income in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank’s post-employment medical benefit obligations, net of the fair value of plan assets.

Further details and analysis of the Bank’s employees benefits are included in Note R-Employee Benefits.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank’s balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and, accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVTOCI). In line with the Bank’s business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank’s investments in the equity of enterprises, whether in the private or public sector is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i)	Financial Assets at Amortized Cost

A financial asset is classified as at ‘amortized cost’ only if the asset meets two criteria: the objective of the Bank’s business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investment are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified as at fair value through profit or loss.

Financial assets at amortized cost include some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise

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demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred; as such amounts are considered insignificant. The amortization of loan origination fee is included in income from loans.

Loans that have a conversion option that could potentially change the future cash flows to no longer represent solely payments of principal and interest are measured at FVTPL as required by IFRS9. The fair value is determined using the expected cash flows model with inputs including interest rates and the borrower’s credit spread estimated based on the Bank’s internal rating methodology for non-sovereign loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii)	Financial Assets at Fair Value through Profit or Loss (FVTPL)

Debt instruments that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, debt instruments that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii)	Financial Assets at Fair Value through Other Comprehensive Income (FVTOCI)

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVTOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in the profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

Recognition and Derecognition of Financial Assets

Purchases and sales of financial assets are recognized or derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security

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lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank’s balance sheet. In cases where the Bank enters into a “reverse repo” – that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date – a receivable from reverse repurchase agreement is recognized in the statement of financial position and the underlying asset is not recognized in the financial statements.

Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

i)	Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank’s borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank’s risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank’s borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans. In accordance with the exemption provided in the provisions of IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii)	Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes for financial liabilities that are designated as at fair value through profit or loss, that is attributable to changes in the Bank’s “own credit” risk is recognized in other comprehensive income. Changes in fair value attributable to the Bank’s credit risk are not subsequently reclassified to profit or loss.

iii)	Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable.

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Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at December 31, 2014, the Bank had hybrid financial assets that were measured at fair value in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank’s risk management objective for the hedging relationship has changed, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

Assets Carried at Amortized Cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or investments carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding

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future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For sovereign-guaranteed loans, the estimated impairment representing present value losses arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management’s best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or investment carried at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans including those in arrears. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to offset the recognized amounts. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note D.

Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement.

Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exists and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and more simple financial instruments, like interest rate and currency swaps that use only observable market data and require little management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of

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fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument’s valuation. Instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments are included in this category.

The level in the fair value hierarchy within which the fair value measurement is categorised in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank’s borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank’s credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank’s new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank’s best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

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Equity Investments: The underlying assets of entities in which the Bank has equity investments are periodically fair valued by fund managers or independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank’s equity participations is measured as the Bank’s percentage ownership of the net asset value of the funds.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank’s financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank’s loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost are reported in these financial statements for disclosure purposes only and represents Management’s best measures of the present value of the expected cash flows of these loans. The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which is the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans. An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement. The estimated fair value of loans is disclosed in Note I.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Committee (ALCO) in line with the Bank’s financial reporting policies.

Where third-party information from brokers or pricing experts are used to measure fair value, documents are independently assessed and the evidence obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument, (ii) the fair value arrived at reasonably represents actual market transactions, (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day One Profit and Loss

The fair value of a financial instrument at initial recognition is based on fair value as defined under IFRS 13. A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a fair value which is not defined under IFRS 13. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is not based on quoted prices in an active market at the measurement date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant market participants may differ. The difference

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between the transaction price and the fair value measurement that is not evidenced by a quoted price in an active market or by a valuation technique that uses only observable market data, commonly referred to as “day one profit and loss”, is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument’s fair value can be measured using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate

Under IAS 28, “Investments in Associates and Joint Ventures”, the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity’s financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the profit or loss of the investee is recognized in the investor’s income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At December 31, 2014, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 require that the equity method be used to account for the Bank’s investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment’s original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

•	Buildings: 15-20 years
•	Fixtures and fittings: 6-10 years
•	Furniture and equipment: 3-7 years
•	Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset’s carrying amount and are included in the income statement in the period of disposal.

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Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain other member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes may be funded from amounts previously transferred to surplus account or from the current year’s income.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years’ income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year’s net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1)	Significant Judgments

The Bank’s accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost and Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

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Consolidation – The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

2) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on Financial Assets Measured at Amortized Cost – At each financial statements reporting date, the Bank reviews its financial assets measured at amortized cost for impairment. The Bank first assesses whether objective evidence of impairment exists for individual assets. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the asset’s original effective interest rate and comparing this amount to the asset’s net carrying amount. Determining the amount and timing of future cash flows on impaired assets requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed asset, that asset is included in a group of assets with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of assets may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes ‘observable’ requires significant judgment by the Bank.

Post-employment Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields at the end of the year of high-quality corporate bonds in the currencies comprising the Bank’s UA, and the estimates for the other variables are based on the bank best judgment.

Events after the reporting period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves, are disclosed.

Reclassification and Restatement

Certain reclassifications of prior year’s amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year’s reported result.

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NOTE C -	THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Bank early adopted in 2013 the revisions to IAS 32 which became effective on January 1st, 2014. The revisions clarified the circumstances in which netting is permitted; in particular what constitutes a currently legally enforceable right of offset and the circumstances in which gross settlement systems may be considered equivalent to net settlement. The application has no impact on the financial position of the Bank as the amendments merely clarify the offsetting criteria and how these are to be applied in practice.

Standards, Amendments and Interpretations issued but not yet effective

At the date of issue of these financial statements, a new and amended International Financial Reporting Standard IFRS 9 was not yet effective for application and had not been applied in preparing these financial statements. The new standard which is expected to be relevant to the Bank is discussed briefly below:

IFRS 9: Financial Instruments

The final version of IFRS 9 Financial Instruments was issued on 24 July 2014 and is effective for annual periods beginning on or after 01 January 2018. The revisions in this standard introduce a third classification and measurement category for financial assets, require the expected credit loss impairment model in place of the IAS 39 incurred loss model and some revisions to hedge accounting.

Although preliminary indications are that the Bank will be affected by the new standard, the Bank is still assessing the full impact of this new pronouncement on its financial position and performance.

The Bank has already adopted phase 1 of the IFRS 9 with effect from January 1, 2011.

No other new or revised financial reporting standard, applicable to the Bank, became effective in 2014.

NOTE D -	RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank’s risk profiles and performance to ensure compliance with the underlying policies.

Three management level committees perform monitoring and oversight roles: the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank’s finance and treasury risk management activities. It is the Bank’s most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance. The Credit Risk Committee (CRC) ensures effective implementation of the Bank’s credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations, prior to their submission to OPSCOM. OPSCOM is chaired by the First Vice President and Chief Operating Officer and reviews operational activities before they are submitted to the Board of Directors for approval.

The ALCO, CRC and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves proposed strategies to manage the Bank’s balance sheet. The Credit Risk Committee is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst other responsibilities. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

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In late 2013, a Group Chief Risk Officer position was created reporting directly to the President of the Bank. Day-to-day operational responsibility for implementing the Bank’s financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring the day to-day compliance with those policies and guidelines.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank’s capital adequacy policy and its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (10 percent), with sovereign and non-sovereign operations sharing equally the remaining balance (45 percent each).

Policy Framework

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank’s Capital Adequacy Policy, the General Authority on Asset Liability Management (the ALM Authority), the General Authority on the Bank’s Financial Products and Services (the FPS Authority) and the Bank’s Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank’s financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank’s interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank’s entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank’s lending and equity investment operations.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank’s sovereign and non-sovereign loan, guarantee and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Bank arising essentially from its lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of non-sovereign and enclave projects; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections that follow.

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The Bank’s maximum exposure to credit risk before collateral received or other credit enhancements for 2014 and 2013 is as follows:

(UA thousands)

Assets	2014	2013
Cash	406,709	954,133
Demand obligations	3,801	3,801
Securities purchased under resale agreements	34,511	-
Treasury investments at amortized cost	3,617,995	3,110,539
Treasury investments at fair value	3,723,629	2,974,912
Derivative assets	1,143,678	985,959
Non-negotiable instruments on account of capital	739	1,204
Accrued income and charges receivable on loans	416,311	394,699
Other accounts receivable	477,066	683,950
Loans	12,647,806	11,585,840
Equity participations	645,288	574,656
Other debt securities	94,111	82,901

1) Sovereign Credit Risk

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country’s risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions and the conduciveness of its business environment.

Country Exposure

The Bank’s exposures as at December 31, 2014 to borrowing member countries as well as the private sector and enclave projects from its lending activities are summarized below:

(UA thousands)

Country	N° of loans	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance	% of Total Outstanding Loans
Angola	2	707,375	17,153	276,089	414,133	3.27
Botswana	3	1,028,414	-	19,929	1,008,485	7.97
Cabo Verde	7	123,467	-	50,523	72,944	0.58
Cameroon	2	154,781	129,103	18,279	7,399	0.06
Democratic Republic of Congo	10	465,942	-	-	465,942	3.68
Egypt	12	1,561,684	-	439,430	1,122,255	8.87
Equatorial Guinea	3	61,057	-	53,917	7,140	0.06
Ethiopia	1	90	-	-	90	0.00
Gabon	8	330,792	-	81,886	248,906	1.97
Mauritius	9	457,233	-	80,549	376,684	2.98
Morocco	51	3,404,365	83,800	874,397	2,446,168	19.34
Namibia	5	200,298	-	139,524	60,774	0.48
Nigeria	4	448,644	138,044	207,066	103,534	0.82
Rwanda	1	51,401	-	51,401	-	-
Seychelles	3	26,459	-	-	26,459	0.21
Somalia**	3	4,132	-	-	4,132	0.03
South Africa	7	1,696,805	-	568,481	1,128,324	8.92
Sudan** (1)	4	50,789	-	-	50,789	0.40
Swaziland	7	75,457	47,565	-	27,892	0.22
Tunisia	36	2,090,112	-	315,510	1,774,602	14.03
Zambia	2	26,219	26,219	-	-	-
Zimbabwe**	12	198,151	-	-	198,151	1.57
Multinational	2	17,267	-	-	17,267	0.14
Total Public Sector	194	13,180,934	441,884	3,176,981	9,562,070	75.60
Total Private Sector	121	4,423,586	763,606	574,244	3,085,736	24.40
Total	315	17,604,520	1,205,490	3,751,225	12,647,806	100.00

*    Excludes fully repaid loans and canceled loans. Trade finance and repayment guarantee related exposures are also excluded.

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**  Countries in non-accrual status as at December 31, 2014.

(1)	The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At the end of December 2014, no decision has been taken by the states of Sudan and South Sudan regarding the terms and conditions of such split.

Slight differences may occur in totals due to rounding.

The Bank is also exposed to some of its borrowers on account of trade finance and repayment guarantees for an amount of UA 164.11 million of which UA 156.76 million related to trade finance as at December 31, 2014.

Systematic Credit Risk Assessment

The foundation of the Bank’s credit risk management is a systematic credit risk assessment framework, through underlying models and their associated risk factors that have been optimized to ensure more predictive power of the rating parameters and to better align with widely-used rating scales and ensure consistency with best practices. The credit risk assessment is measured using a uniform internal 22-grade master scale, optimized to provide: (i) increased granularity; (ii) better differentiation between obligors; (iii) smoother grade distribution to alleviate the current grade concentration; and finally (iv) to create a common framework when communicating credit risks to risks takers. The level of granularity helps in measuring probabilities of default in order to better differentiate between obligors.

The credit ratings at the sovereign level are derived from a risk assessment of five risk indices that include macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank’s portfolio performance. These five risk indices are combined to derive a composite country risk index for both sovereign and non-sovereign portfolios. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank’s internal measurement scales compared with the international rating scales:

International Ratings
Risk Class	Revised Rating Scale	S&P – Fitch	Moody’s	Assessment
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2
	1-	A-	A3
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2
	2-	BBB-	Baa3
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2
	3-	BB-	Ba3
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2
4-
	5+	B-	B3	Acceptable
5
High Risk	5-	CCC+	Caa1	Marginal
6+
	6	CCC	Caa2	Special Attention
6-
Very High Risk	7	CCC-	Caa3	Substandard
8
	9	CC	Ca	Doubtful
	10	C	C	Loss

Portfolio Risk Monitoring

The weighted average risk rating of the Bank’s sovereign and sovereign-guaranteed portfolio was 2.60 at the end of

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December 2014, compared to 2.73 as of December 31, 2013. The distribution of the sovereign portfolio across the Bank’s five risk classes is shown in the table below:

	Risk Profile of Outstanding Sovereign-Guaranteed Loan Portfolio
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2014	54%	27%	12%	7%	0%
2013	54%	24%	12%	9%	1%
2012	73%	15%	1%	10%	1%
2011	70%	15%	1%	13%	1%
2010	76%	2%	5%	13%	4%
2009	44%	33%	6%	13%	4%

It is the Bank’s policy that if the payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential Expected Losses (EL) and Unexpected Losses (UL) related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank’s capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of December 2014, the Bank’s public sector loan portfolio used up to 32.8 percent of the Bank’s total risk capital based on the Bank’s capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

When the Bank lends to private sector borrowers and to enclave projects, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to assess the risk of every project at entry. The models are tailored to the specific characteristics and nature of the transactions. The result of the credit risk assessment is measured using a uniform internal 22-grade master scale as described above.

Non-sovereign transactions are grouped into the following three main categories: a) project finance; b) financial institutions; and c) private equity funds. Internal credit ratings are derived on the basis of pre-determined critical factors.

a) Project Finance

The first factor involves the overall evaluation and assessment of the borrower’s financial strength. This assesses:

Primarily, i) the capacity of the project to generate sufficient cash flow to service its debt; ii) the company’s operating performance and profitability; and iii) the project company’s capital structure, financial flexibility and liquidity positions.

Secondly, the following, four main non-financial parameters are analyzed: i) the outlook of the industry in which the project company operates; ii) the competitive position of the project company within the industry; iii) the strength of the project company’s management with particular emphasis on its ability to deal with adverse conditions; and iv) the

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quality of the information on which the analysis is based.

Finally, the project company’s risk rating is adjusted to reflect the overall host country risk rating.

b) Financial Institutions

The assessment of financial institutions follows the uniform rating system commonly referred to as the CAMELS model: i) Capital adequacy – analyses of the composition, adequacy and quality of the institution’s capital; ii) Asset quality, operating policies and procedures and risk management framework; iii) Management quality and decision-making framework; iv) Earnings and market position – an evaluation of the quality and level of profitability; v) Liquidity and funding adequacy – an assessment focusing on the entity’s ability to access debt market; and vi) Sensitivity to market risk – an assessment of the impact of interest rate changes and exchange rate fluctuations.

c) Private Equity Funds

The assessment of Private Equity Funds takes into consideration the analysis of the following qualitative and quantitative factors:

•	Financial strength and historic fund performance;
•	Investment strategy and risk management;
•	Industry structure;
•	Management and corporate governance; and
•	Information quality.

All new non-sovereign projects require an initial credit rating and undergo a rigorous project approval process. The Non-Sovereign Working Group of the CRC reviews the non-sovereign credit rating of each project on a quarterly basis and may recommend changes for approval by CRC if justified by evolving country and project conditions.

Since 2009, the Bank has been increasing its non-sovereign loan and equity exposures. The weighted-average risk rating was 3.73 at the end of 2014 compared to 3.58 at the end of 2013. The distribution of the non-sovereign portfolio across the Bank’s five credit risk classes is shown in the table below.

	Risk Profile of Outstanding Non-Sovereign Loan and Equity Portfolio
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2014	31%	21%	31%	14%	3%
2013	36%	17%	31%	14%	2%
2012	33%	19%	36%	9%	3%
2011	36%	20%	35%	5%	4%
2010	24%	20%	30%	24%	2%
2009	27%	18%	28%	24%	3%

In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. At the end of 2014, the cumulative impairment allowance to cover the incurred loss on impaired loan principal in the non-sovereign portfolio was UA 55.39 million compared to UA 52.49 million in 2013.

In addition to private sector lending, the Bank makes equity investments in private sector entities, either directly or through investment funds.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from Basel II Advanced Internal Rating-Based Approach (IRB). At the end of December 2014, the Bank’s non-sovereign portfolio required as risk capital approximately 22.2 percent of the Bank’s total on-balance sheet risk capital sources. This level is still below the limit of 45 percent determined by the Bank for total non-sovereign operations. From the Bank’s non-sovereign portfolio, approximately 9.1 percent of the Bank’s total on-balance sheet risk capital sources emanated from equity participations. This is still below the statutory limit of 15 percent established by the Board of Governors for equity participations.

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Credit Exposure Limits

The Bank operates a system of exposure limits to ensure the maintenance of an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15 percent of the Bank’s total risk capital. This threshold and other determinants of country limit allocation are clearly spelt out in the Bank’s capital adequacy framework.

In the revised capital adequacy and exposure management approved by the Board in May 2011, the 15 percent (of the Bank’s total risk capital) global country concentration limit is meant to allow for adequate portfolio diversification.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

3) Counterparty Credit Risk

In the normal course of business, and beyond its development related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank’s business, it is not possible to completely eliminate counterparty credit risk; however, the Bank minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank’s minimum credit rating requirements and are approved by the Bank’s Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery vs. payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

Maturity
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa
MBS/ABS

AAA

Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40 year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enters into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at

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least two approved rating agencies or A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels. The Bank’s derivative exposures and their credit rating profiles are shown in the tables below:

(Amounts in UA millions)

	Derivatives			Credit Risk Profile of Net Exposure
	Notional Amount	Fair Value*	Net Exposure**	AAA	AA+ to AA-	A+ and lower
2014	16,882	565	132	0%	90%	10%
2013	15,898	544	134	0%	90%	10%
2012	15,209	1,047	109	0%	54%	46%
2011	15,393	1,192	146	0%	68%	32%
2010	14,504	1,090	96	0%	80%	20%
2009	13,503	288	84	13%	45%	42%
*	Fair value net of collateral.
**	After collateral received in cash or securities.

The financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement as at December 31, 2013, are summarized below:

Financial Assets Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

	Gross Amounts of Recognized Financial Assets	Gross Amounts of Recognized Financial Liabilities Set Off in the Statement of Financial Position	Net Amounts of Financial Assets Presented in the Statement of Financial Position	Related Amounts not Set Off in the Statement of Financial Position		Net Amount
				Financial Instruments	Collateral Received
2014	902	(337)	565	-	(455)	110
2013	654	(110)	544	-	(408)	136

Financial Liabilities Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

	Gross Amounts of Recognized Financial Liabilities	Gross Amounts of Recognized Financial Assets Set Off in the Statement of Financial Position	Net Amounts of Financial Liabilities Presented in the Statement of Financial Position	Related Amounts not Set Off in the Statement of Financial Position		Net Amount
				Financial Instruments	Cash Collateral Pledged
2014	704	(419)	285	-	-	285
2013	880	(290)	590	-	3	593

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank’s total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures

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are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank’s credit limits after considering the benefits of any collateral.

The credit exposure of the investment and related derivative portfolios continues to be dominated by highly rated counter-parties as shown in the table below. The proportion of exposure to AAA-rated entities decreased from the previous year as a result of the downgrade of some agencies.

	Credit Risk Profile of the investment and Derivative Portfolios
	AAA	AA+ to AA-	A+ and lower
2014	48%	50%	2%
2013	51%	44%	5%
2012	62%	31%	7%
2011	58%	33%	9%
2010	69%	24%	7%
2009	65%	25%	10%

The Bank’s exposure to the stressed Eurozone economies remains very limited at approximately UA 0.5 million or less than 0.1 percent of the portfolio.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks in line with the current BIS standards. At the end of December 2014, the Bank’s counterparty credit portfolio including all investments and derivative instruments required as risk capital 2.1 percent of the Bank’s total on-balance sheet risk capital sources.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of commit-ted guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank’s core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank’s short term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank’s equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank’s net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate hair-cuts based on asset class and credit rating.

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The contractual maturities of financial liabilities and future interest payments at December 31, 2014 and 2013 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2014

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives
Derivative liabilities	268,332	1,061,998	273,209	166,645	155,601	116,162	55,425	294,956
Borrowings at fair value	13,481,627	15,029,513	1,289,865	3,453,437	2,455,470	2,711,271	835,093	4,284,377
	13,749,959	16,091,511	1,563,074	3,620,082	2,611,071	2,827,433	890,518	4,579,333

Financial liabilities without derivatives
Accounts payable	1,211,813	1,211,813	1,211,813	-	-	-	-	-
Borrowings at amortized cost	894,326	1,331,174	390,423	63,072	63,950	82,971	208,791	521,967
	2,106,139	2,542,987	1,602,236	63,072	63,950	82,971	208,791	521,967

Total financial liabilities	15,856,098	18,634,498	3,165,310	3,683,154	2,675,021	2,910,404	1,099,309	5,101,300

Represented by:
Derivative liabilities	268,332	1,061,998	273,209	166,645	155,601	116,162	55,425	294,956
Accounts payable	1,211,813	1,211,813	1,211,813	-	-	-	-	-
Borrowings	14,375,953	16,360,687	1,680,288	3,516,509	2,519,420	2,794,242	1,043,884	4,806,344

Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2013

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives
Derivative liabilities	20,939	321,036	(5,879)	225,641	37,294	25,705	(75,190)	113,465
Borrowings at fair value	12,127,916	13,836,576	2,705,544	1,004,655	2,915,874	1,394,405	2,517,315	3,298,783
	12,148,855	14,157,612	2,699,665	1,230,296	2,953,168	1,420,110	2,442,125	3,412,248

Financial liabilities without derivatives
Accounts payable	1,246,114	1,246,114	1,246,114	-	-	-	-	-
Borrowings at amortized cost	819,528	1,260,612	89,778	364,180	52,024	44,045	80,605	629,980
	2,065,642	2,506,726	1,335,892	364,180	52,024	44,045	80,605	629,980

Total financial liabilities	14,214,497	16,664,338	4,035,557	1,594,476	3,005,192	1,464,155	2,522,730	4,042,228

Represented by:
Derivative liabilities	20,939	321,036	(5,879)	225,641	37,294	25,705	(75,190)	113,465
Accounts payable	1,246,114	1,246,114	1,246,114	-	-	-	-	-
Borrowings	12,947,444	15,097,188	2,795,322	1,368,835	2,967,898	1,438,450	2,597,920	3,928,763

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank’s principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of

66

its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are reported in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank’s policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In keeping with the Bank’s currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank’s recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and Tunisian Dinar.

67

Net currency position at December 31, 2014 and 2013 was as follows:

Net Currency Position at December 31, 2014

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Subtotal	Units of Account	Total
Assets
Cash	95,976	38,021	45,360	8,176	219,460	406,993	(284)	406,709
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Security purchased under resale agreements	-	34,511	-	-	-	34,511	-	34,511
Investments – measured at fair value (a)	1,085,704	2,446,380	542	18,860	193,754	3,745,240	-	3,745,240
Investments at amortized cost	1,170,763	1,551,128	174,462	721,642	-	3,617,995	-	3,617,995
Non-negotiable instruments on account of capital	-	739	-	-	-	739	-	739
Accounts receivable	623,262	319,345	36,864	42,763	(413,543)	608,691	31,468	640,159
Loans	5,416,541	5,912,478	230,835	2,412	1,046,956	12,609,222	-	12,609,222
Equity participations	59,637	437,833	-	-	37,136	534,606	62,212	596,818
Other securities	-	34,511	-	-	59,600	94,111	-	94,111
Other assets	-	-	-	-	-	-	79,460	79,460
	8,451,883	10,774,946	488,063	793,853	1,147,164	21,655,909	172,856	21,828,765
Liabilities
Accounts payable	(140,962)	(74,846)	(117,180)	(479)	(477,404)	(810,871)	(400,942)	(1,211,813)
Securities sold under agreements to repurchase	-	(429,317)	-	-	-	(429,317)	-	(429,317)
Borrowings	(126,805)	(8,166,440)	(1,054,062)	(379,395)	(4,649,251)	(14,375,953)	-	(14,375,953)
Currency swaps on borrowings and related derivatives (b)	(5,726,967)	1,087,130	1,118,265	379,169	3,410,735	268,332	-	268,332
	(5,994,734)	(7,583,473)	(52,977)	(705)	(1,715,920)	(15,347,809)	(400,942)	(15,748,751)
Currency position of equity as at December 31, 2014	2,457,149	3,191,473	435,086	793,148	(568,756)	6,308,100	(228,086)	6,080,014

% of subtotal	38.95	50.60	6.90	12.57	(9.02)	100.00	-	100.00
SDR composition at December 31, 2014	35.49	45.61	6.93	11.97	-	100.00	-	100.00

(a) Investments measured at fair value comprise:
Investments measured at fair value			3,723,629
Derivative assets			24,924
Derivative liabilities			(3,313)
Amount per statement of net currency position			3,745,240

(b) Currency swaps on borrowings comprise:
Derivative assets			1,118,754
Derivative liabilities			(850,422)
Net swaps on borrowings per statement of net currency position			268,332
68

Net Currency Position at December 31, 2013

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Subtotal	Units of Account	Total
Assets
Cash	75,461	3,444	-	8,437	866,791	954,133	-	954,133
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – measured at fair value (a)	1,085,492	1,836,259	14,700	27,470	46,037	3,009,958	-	3,009,958
Investments at amortized cost	1,110,603	1,254,194	69,973	675,769	-	3,110,539	-	3,110,539
Non-negotiable instruments on account of capital	-	1,204	-	-	-	1,204	-	1,204
Accounts receivable	216,282	341,457	38,384	42,990	219,279	858,392	(14,537)	843,855
Loans	5,402,723	4,749,216	284,405	2,399	1,034,446	11,473,189	-	11,473,189
Equity participations	66,382	354,154	-	-	42,379	462,915	62,098	525,013
Other securities	-	20,998	-	-	61,903	82,901	-	82,901
Other assets	-	-	-	-	-	-	41,215	41,215
	7,956,943	8,560,926	407,462	757,065	2,274,636	19,957,032	88,776	20,045,808
Liabilities
Accounts payable	139,145	35,487	(90,124)	(668)	(1,057,128)	(973,288)	(272,826)	(1,246,114)
Borrowings	(53,696)	(7,909,731)	(1,007,961)	-	(3,976,056)	(12,947,444)	-	(12,947,444)
Currency swaps on borrowings and related derivatives (b)	(6,012,085)	2,103,779	1,070,138	-	2,817,229	(20,939)	-	(20,939)
	(5,926,636)	(5,770,465)	(27,947)	(668)	(2,215,955)	(13,941,671)	(272,826)	(14,214,497)
Currency position of equity as at December 31, 2013	2,030,307	2,790,461	379,515	756,397	58,681	6,015,361	(184,050)	5,831,311

% of subtotal	33.75	46.39	6.31	12.57	0.98	100.00	-	100.00
SDR composition at December 31, 2013	37.84	42.84	7.46	11.86	-	100.00	-	100.00

(a) Investments measured at fair value comprise:
Investments measured at fair value			2,974,912
Derivative assets			35,659
Derivative liabilities			(613)
Amount per statement of net currency position			3,009,958

(b) Currency swaps on borrowings comprise:
Derivative assets			950,300
Derivative liabilities			(971,239)
Net swaps on borrowings per statement of net currency position			(20,939)

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of four currencies, namely the US dollar, Euro, Japanese yen and Pound sterling. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years and the last revision became effective on January 1, 2011 based on the value of exports of goods and services and international reserves. The SDR rate represents the sum of specific amounts of the four basket currencies valued in U.S dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

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The following tables illustrate the sensitivity of the Bank’s net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of December 31, 2014 and 2013, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US dollar. Due to a moderate change in the African currency holdings the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank’s Net Assets to Currency Fluctuations at December 31, 2014

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD
EUR	2,750.04	2,280.66	424.79	711.24	4.96	6,171.69	(4.19)	7bps
GBP	2,814.03	2,121.58	434.68	800.57	4.96	6,175.82	(0.06)	0bp
JPY	2,827.87	2,132.01	480.50	731.37	4.96	6,176.70	0.82	1bp
Net assets resulting from 10% appreciation from each African currency against the SDR	2,847.65	2,146.92	439.87	736.48	5.46	6,176.38	0.50	1bp

Net assets resulting from a 10% depreciation against the USD
EUR	2,942.60	2,016.83	454.54	761.04	4.96	6,179.96	4.08	7bps
GBP	2,878.91	2,170.49	444.70	676.88	4.96	6,175.94	0.06	0bp
JPY	2,865.87	2,160.66	402.44	741.20	4.96	6,175.13	(0.75)	1bp
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,847.65	2,146.92	439.87	736.48	4.51	6,175.43	(0.45)	1bp

Assumptions
Base net assets	2,975.26	1,948.58	403.78	737.04	15.36	6,080.02
Currency weight	0.66	0.42	12.10	0.11	-	-	-	-
Base exchange rate	1.45	1.19	172.99	0.93	-	-	-	-

Sensitivity of the Bank’s Net Assets to Currency Fluctuations at December 31, 2013

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD
EUR	2,391.23	2,292.90	418.62	682.29	(1.27)	5,783.77	(2.28)	4bps
GBP	2,452.40	2,137.77	429.33	769.72	(1.27)	5,787.94	1.88	3bps
JPY	2,463.17	2,147.16	474.33	702.82	(1.27)	5,786.21	0.15	0bp
Net assets resulting from 10% appreciation from each African currency against the SDR	2,481.59	2,163.22	434.44	708.08	(1.40)	5,785.92	(0.13)	0bp

Net assets resulting from a 10% depreciation against the USD
EUR	2,569.88	2,036.52	449.89	733.27	(1.27)	5,788.28	2.23	4bps
GBP	2,508.75	2,186.89	439.19	650.75	(1.27)	5,784.30	(1.75)	3bps
JPY	2,498.58	2,178.03	397.65	712.92	(1.27)	5,785.91	(0.14)	0bp
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,481.59	2,163.22	434.44	708.08	(1.16)	5,786.17	0.12	0bp

Assumptions
Base net assets	2,688.45	2,117.72	317.58	708.08	(0.52)	5,831.31
Currency weight	0.66	0.42	12.10	0.11	-	-	-	-
Base exchange rate	1.54	1.12	161.77	0.93	-	-	-	-
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Interest Rate Risk

The Bank’s interest rate risk sensitivity is comprised of the following two elements:

1.	the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets; and

2.	the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank’s principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

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Interest rate risk position as at December 31, 2014 and 2013 was as follows:

Interest Rate Risk Position as at December 31, 2014

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets
Cash	406,709	-	-	-	-	-	-	406,709
Demand obligations	3,801	-	-	-	-	-	-	3,801
Security purchased under resale agreements	34,511	-	-	-	-	-	-	34,511
Treasury investments (a)	4,214,783	300,730	347,400	479,600	347,430	1,681,430	(8,138)	7,363,235
Non-negotiable instruments on account of capital	480	112	72	52	23	-	-	739
Accounts receivable	865,809	-	-	-	-	-	(225,650)	640,159
Loans – disbursed and outstanding	9,689,894	300,870	336,253	293,916	318,536	1,709,279	(942)	12,647,806
Hedged loans – fair value adjustment	-	-	-	-	-	-	112,704	112,704
Accumulated impairment for loan losses	-	-	-	-	-	-	(151,288)	(151,288)
Equity participations	-	-	-	-	-	-	596,818	596,818
Other securities	94,111	-	-	-	-	-	-	94,111
Other assets	-	-	-	-	-	-	79,460	79,460
	15,310,098	601,712	683,725	773,568	665,989	3,390,709	402,964	21,828,765

Liabilities
Accounts payable	(1,211,813)	-	-	-	-	-	-	(1,211,813)
Security sold under agreements to repurchase	(429,317)	-	-	-	-	-	-	(429,317)
Borrowings (b)	(13,735,089)	(248,695)	(215)	(215)	(36,656)	(98,666)	11,915	(14,107,621)
Macro-hedge swaps	(214,500)	99,437	97,321	-	-	17,741	-	-
	(15,590,719)	(149,258)	97,106	(215)	(36,656)	(80,925)	11,915	(15,748,751)

Interest rate risk position as at December 31, 2014*	(280,621)	452,454	780,831	773,353	629,333	3,309,784	414,879	6,080,014
* Interest rate risk position represents equity.

(a) Treasury investments comprise:
Treasury investments			7,341,624
Derivative assets - investments			24,924
Derivative liabilities - investments			(3,313)
Amount per statement of interest rate risk			7,363,235

(b) Borrowings comprise:
Borrowings			14,375,953
Derivative assets - borrowings			(1,118,754)
Derivative liabilities - borrowings			850,422
Net borrowings per statement of interest rate risk			14,107,621
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Interest Rate Risk Position as at December 31, 2013

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets
Cash	954,133	-	-	-	-	-	-	954,133
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury investments (a)	3,350,819	460,040	312,310	340,640	451,430	1,199,600	5,658	6,120,497
Non-negotiable instruments on account of capital	509	451	105	68	49	22	-	1,204
Accounts receivable	1,050,180	-	-	-	-	-	(206,325)	843,855
Loans – disbursed and outstanding	8,549,417	253,591	308,916	269,864	275,029	1,930,165	(1,142)	11,585,840
Hedged loans – fair value adjustment	-	-	-	-	-	-	32,494	32,494
Accumulated impairment for loan losses	-	-	-	-	-	-	(145,145)	(145,145)
Equity participations	-	-	-	-	-	-	525,013	525,013
Other securities	20,998	-	-	-	-	61,903	-	82,901
Other assets	-	-	-	-	-	-	41,215	41,215
	13,929,857	714,082	621,331	610,572	726,508	3,191,690	251,768	20,045,808

Liabilities
Accounts payable	(1,246,114)	-	-	-	-	-	-	(1,246,114)
Borrowings (b)	(12,738,108)	(5,918)	(234,001)	(235)	(235)	(154,085)	164,199	(12,968,383)
Macro-hedge swaps	(312,286)	104,544	97,067	91,558	-	19,117	-	-
	(14,296,508)	98,626	(136,934)	91,323	(235)	(134,968)	164,199	(14,214,497)

Interest rate risk position as at December 31, 2013*	(366,651)	812,708	484,397	701,895	726,273	3,056,722	415,967	5,831,311

* Interest rate risk position represents equity.

(a) Treasury investments comprise:
Treasury investments			6,085,451
Derivative assets - investments			35,659
Derivative liabilities - investments			(613)
Amount per statement of interest rate risk			6,120,497

(b) Borrowings comprise:
Borrowings			12,947,444
Derivative assets - borrowings			(950,300)
Derivative liabilities - borrowings			971,239
Net borrowings per statement of interest rate risk			12,968,383

Interest Rate Risk on Assets Funded by Debt

Two thirds of the Bank’s interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering “variable rate” loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank’s borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank’s pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

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Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank’s net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank’s underlying funding reference (six-month Libor floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank’s liquidity policy and uses a six-month Libor floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month Libor floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank’s active currencies on a standard six-month Libor rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month Libor-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro Commercial Paper. The Bank manages refinancing risk by: (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio, and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar lifetime.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank’s assets with equity resources. These assets are mostly made up of fixed rate loans and investments with a lifetime of 10 years. Changes in market interest rates in the currencies of the Bank’s equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long-term reduce the nominal earnings on the Bank’s equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank’s equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank’s repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank’s assets is funded by equity and repriced in each year. Using this benchmark, the Bank’s net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

At the end of 2013 and 2014, the Bank’s overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Net Interest Margin Sensitivity

A parallel upward shift in the SDR curve of 100 bps would have generated a maximum gain in income statement of UA 5.96 million and UA 5.66 million as of December 31, 2014 and 2013, respectively.

Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at fair value through profit or loss. The table below shows the effect of a parallel yield curve movement of +/- 100 bps of each of the currencies in the investment portfolio and the borrowings and derivative portfolios as of December 31, 2014 and 2013, respectively. However, due to the low level of interest rates across the

74

Japanese Yen yield curve, the sensitivity analysis in 2014 and 2013 for assets and liabilities denominated in Japanese Yen reflect a parallel movement in the yield curve of +/- 10 bps.

(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift
	2014 Gain/(Loss)	2013 Gain/(Loss)	2014 Gain/(Loss)	2013 Gain/(Loss)
Investments at fair value through profit or loss	(7 403)	(9,511)	8 765	11,706
Fair-valued borrowings and derivative portfolio	(149,845)	(149,795)	122,221	149,428

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Since 2006, total annual prepayments on loans particularly those committed prior to 1997 have been declining over the years. Prepayments in 2014 amounted to UA 50.59 million compared to prepayments of UA 96.73 million realized in 2013, none of which related to loans committed prior to 1997.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank’s transactions and includes losses attributable to failures of internal processes in credit and market operations.

The office of the Group Chief Risk Officer (GCRO) of the Bank is responsible for implementing the Integrated Internal Control Framework (IICF) which consists of two phases. Phase one relates to the implementation of Internal Control over Financial Reporting (ICFR) based on the COSO Framework as a means of regularly evaluating the effectiveness and efficiency of the Bank’s internal controls in all significant business processes with financial statement impact. As part of this process, Management’s attestation on the adequacy of internal controls over financial reporting is published in the Bank’s annual report.

Phase two of the IICF entails the implementation of Operational Risk Management Framework which is intended to address risks inherent in other business processes not covered by ICFR. The Operational Risk Management Framework (ORM) was approved by the Board of Directors in March 2012 as the first step in addressing risks related to business processes and the implementation process is ongoing. Full implementation of ORM will ensure a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It will also provide the basis for applying advanced measurement approach in measuring operational risk capital. Currently, the Bank’s Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and

75

non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, which makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Corporate Vice President, that closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the business continuity Unit (BCPU) that follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank’s operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Integrity and Anti-Corruption Department (IACD) and the existence of a Whistleblower Protection Policy.

NOTE E -     FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at December 31, 2014 and 2013:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount
December 31, 2014	Mandatorily at Fair value	Designated at Fair Value				Fair Value
Cash	-	-	-	406,709	406,709	406,709
Demand obligations	-	-	-	3,801	3,801	3,801
Security purchased under resale agreements	-	-	-	34,511	34,511	34,511
Treasury investments	3,723,629	-	-	3,617,995	7,341,624	7,507,638
Derivative assets	1,143,678	-	-	-	1,143,678	1,143,678
Non-negotiable instruments on account of capital	-	-	-	739	739	739
Accounts receivable	-	-	-	640,159	640,159	640,159
Loans	18,807	-	-	12,477,711	12,496,518	12,555,923
Equity participations	-	-	596,818	-	596,818	596,818
Other securities	-	-	-	94,111	94,111	94,111
Total financial assets	4,886,114	-	596,818	17,275,736	22,758,668	22,984,087

Accounts payable	-	-	-	1,211,813	1,211,813	1,211,813
Securities sold under agreements to repurchase	-	-	-	429,317	429,317	429,317
Derivative liabilities	853,735	-	-	-	853,735	853,735
Borrowings	-	13,481,627	-	894,326	14,375,953	14,503,792
Total financial liabilities	853,735	13,481,627	-	2,535,456	16,870,818	16,998,657
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(UA thousands)

	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount
December 31, 2013	Mandatorily at Fair value	Designated at Fair Value				Fair Value
Cash	-	-	-	954,133	954,133	954,133
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	2,974,912	-	-	3,110,539	6,085,451	6,217,886
Derivative assets	985,959	-	-	-	985,959	985,959
Non-negotiable instruments on account of capital	-	-	-	1,204	1,204	1,204
Accounts receivable	-	-	-	843,855	843,855	843,855
Loans	16,466	-	-	11,424,229	11,440,695	11,155,856
Equity participations	-	-	525,013	-	525,013	525,013
Other securities	-	-	-	82,901	82,901	82,901
Total financial assets	3,977,337	-	525,013	16,420,662	20,923,012	20,770,608

Accounts payable	-	-	-	1,246,114	1,246,114	1,246,114
Derivative liabilities	971,852	-	-	-	971,852	971,852
Borrowings	-	12,127,916	-	819,528	12,947,444	13,073,058
Total financial liabilities	971,852	12,127,916	-	2,065,642	15,165,410	15,291,024

The table below classifies the Bank’s financial instruments that were carried at fair value at December 31, 2014 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total
	(Level 1)		(Level 2)		(Level 3)
	2014	2013	2014	2013	2014	2013	2014	2013
Treasury investments	2,030,960	1,710,782	1,477,165	1,085,275	215,504	178,855	3,723,629	2,974,912
Derivative assets	4,437	3,790	1,106,050	976,322	33,191	5,847	1,143,678	985,959
Loans	-	-	18,807	16,466	-	-	18,807	16,466
Equity participation	9,216	12,597	-	-	587,602	512,416	596,818	525,013
Total financial assets	2,044,613	1,727,169	2,602,022	2,078,063	836,297	697,118	5,482,932	4,502,350

Derivative liabilities	-	-	(800,895)	(917,812)	(52,840)	(54,040)	(853,735)	(971,852)
Borrowings	(6,952,951)	(6,449,233)	(6,250,150)	(5,435,277)	(278,526)	(243,405)	(13,481,627)	(12,127,916)
Total financial liabilities	(6,952,951)	(6,449,233)	(7,051,045)	(6,353,089)	(331,366)	(297,445)	(14,335,362)	(13,099,768)

The Bank’s policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2.These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured asset and mortgage backed instruments. As observable prices are not

77

available for these securities, the Bank has used valuation techniques to derive the fair value. However as noted earlier, the fair values for loans and some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows:

Debt Securities - Asset and Mortgage Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares - Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or net asset value (NAV). The fair value of the Bank’s equity participations is estimated as the Bank’s percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

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Reconciliation of Level 3 Fair Value Balances

Reconciliation of fair value balances measured using valuation techniques with no significant input from observable market data (level 3 hierarchy) at December 31, 2014 and 2013 is as follows:

(UA thousands)

	Investments at Fair Value through Profit and Loss	Investments at Fair Value through Other Comprehensive Income	Derivative Assets	Derivative Liabilities	Borrowings
2013
Balance at January 1, 2013	126,324	432,082	21,002	(2,621)	(225,114)
Unrealized (losses)/gains recognized in income statement	(13,950)	-	3,802	(10,919)	(12,643)
Gains recognized in the statement of comprehensive income	-	24,629	-	-	-
Purchases, issues and settlements (net)	67,013	66,623	(8,317)	(37,520)	(37,449)
Reclassification	-	-	-	-	-
Translation effects	(532)	(10,918)	(8,651)	(4,969)	31,800
Transfer between assets and liabilities	-	-	(1,989)	1,989	-
Balance at December 31, 2013	178,855	512,416	5,847	(54,040)	(243,406)

2014
Balance at January 1, 2014	178,855	512,416	5,847	(54,040)	(243,406)
Unrealized (losses)/gains recognized in income statement	(10,931)	-	44,498	16,681	(41,254)
Gains recognized in the statement of comprehensive income	-	20,596	-	-	-
Purchases, issues and settlements (net)	47,369	35,851	(4,199)	(3,418)	10,465
Reclassification	-	-	-	-	-
Translation effects	211	18,739	(2,021)	(22,997)	(4,331)
Transfer between assets and liabilities	-	-	(10,934)	10,934	-
Balance at December 31, 2014	215,504	587,602	33,191	(52,840)	(278,526)

Fair Value of Financial Assets and Liabilities at Amortized Cost Based on Three-Level Hierarchy

The table below classifies the fair value of the Bank’s financial instruments that were carried at amortized cost at December 31, 2014 and 2013 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total
	(Level 1)		(Level 2)		(Level 3)
	2014	2013	2014	2013	2014	2013	2014	2013
Treasury investments	3,567,756	2,907,454	63,150	161,054	153,103	174,466	3,784,009	3,242,974
Loans	-	-	-	-	12,537,116	11,139,390	12,537,116	11,139,390
Total financial assets	3,567,756	2,907,454	63,150	161,054	12,690,219	11,313,856	16,321,125	14,382,364

Borrowings	-	-	(884,322)	(865,691)	(137,843)	(80,609)	(1,022,165)	(946,300)
Total financial liabilities	-	-	(884,322)	(865,691)	(137,843)	(80,609)	(1,022,165)	(946,300)

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

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Type of Financial Instrument	Valuation Approach	Key Unobservable Input	Inter-relationship between Key Unobservable Inputs and Fair Value Measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default result in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk Own credit risk
Equity participations	Net asset value	NA	NA
Derivative liabilities	Discounted cash flow	Volatility of credit Credit spreads
Borrowings	Consensus pricing	Offered quotes Own credit

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

Comparable pricing

Comparable pricing refers to the method where valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences the movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. FX correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is primarily applied to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavourable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or Index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with strike and maturity profile of the option.

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

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Sensitivity Analysis of Valuations of Level 3 Assets and Liabilities Using Unobservable Inputs

For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects:

Investments

The fair value of level 3 investments is sensitive to sources of pricing used. The fair value variance arising from using other sources of prices amounted to UA 0.01 million or 0.002 percent. (2013: UA 0.25 million or 0.14 percent)

Borrowings and Derivatives

The table below shows the effect of a parallel yield curve movement of +/- 100 bps of each of the currencies in the level 3 borrowings and derivative portfolios as of December 31, 2014 and 2013. However, due to the low level of interest rates across the Japanese Yen yield curve, the sensitivity analysis in 2014 and 2013 for liabilities denominated in Japanese Yen reflect a parallel movement in the yield curve of +/- 10 bps:

(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift
	Gain/(Loss)		Gain/(Loss
	2014	2013	2014	2013
Fair-valued level 3 borrowings and derivative portfolios	(42,873)	(37,195)	24,859	38,293

Day One Profit and Loss - Unrecognized Gains/Losses as a Result of the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at December 31, 2014 and 2013 were made up as follows:

(UA thousands)

	2014	2013
Balance at January 1	146,542	129,017
New transactions	38,848	52,706
Amounts recognized in income statement during the year	(40,559)	(12,677)
Translation effects	(5,787)	(22,504)
Balance at December 31	139,044	146,542

NOTE F -    TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at December 31, 2014, the Bank had received collateral with fair value of UA 455 million in connection with swap agreements. Of this amount, a total UA 257 million was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in “Other accounts payable”. The balance of UA 198 million was in the form of liquid financial assets and is kept in custody by the Bank.

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The composition of treasury investments as at December 31, 2014 and 2013 was as follows:

(UA thousands)

	2014	2013
Treasury investments mandatorily measured at fair value through profit or loss	3,723,629	2,974,912
Treasury investments at amortized cost	3,617,995	3,110,539
Total	7,341,624	6,085,451

Treasury Investments Mandatorily Measured at Fair Value through Profit or Loss (FVTPL)

A summary of the Bank’s treasury investments mandatorily measured at FVTPL as at December 31, 2014 and 2013 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Time Deposits	56.53	121.28	92.71	-	18.86	27.80	75.87	46.04	243.97	195.12
Asset-backed securities	81.82	86.11	133.60	88.29	-	-	-	-	215.42	174.40
Government and agency obligations	1,146.57	984.24	412.10	408.11	-	-	83.13	-	1,641.80	1,392.35
Corporate bonds	338.04	152.27	83.13	37.80	-	-	-	14.57	421.17	204.64
Financial institutions	701.10	392.23	352.83	491.45	-	-	2.04	-	1,055.97	883.68
Supranational	101.63	70.83	8.38	53.89	-	-	35.29	-	145.30	124.72
Total	2,425.69	1,806.96	1,082.75	1,079.54	18.86	27.80	196.33	60.61	3,723.63	2,974.91

The nominal value of treasury investments mandatorily measured at FVTPL as at December 31, 2014 was UA 3,708.41 million (2013: UA 2,966.30 million). The average yield of treasury investments mandatorily measured at FVTPL for the year ended December 31, 2014 was 0.81% (2013: 0.79%).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as at December 31, 2014 and 2013 was as follows:

(UA millions)

	2014	2013
One year or less	1,334.54	1,328.49
More than one year but less than two years	998.77	663.45
More than two years but less than three years	728.33	754.46
More than three years but less than four years	112.13	23.40
More than four years but less than five years	377.53	49.94
More than five years	172.33	155.17
Total	3,723.63	2,974.91

Treasury Investments at Amortized Cost

A summary of the Bank’s treasury investments at amortized cost at December 31, 2014 and 2013 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Asset-backed securities	146.02	160.65	-	-	-	-	-	-	146.02	160.65
Government and agency obligations	842.99	660.87	699.39	687.18	438.42	359.84	174.34	69.97	2,155.14	1,777.86
Corporate bonds	5.49	18.11	-	-	12.93	12.83	-	-	18.42	30.94
Financial institutions	11.75	15.00	20.96	77.90	10.70	32.49	-	-	43.41	125.39
Supranational	545.00	399.57	450.41	345.53	259.59	270.60	-	-	1,255.00	1,015.70
Total	1,551.25	1,254.20	1,170.76	1,110.61	721.64	675.76	174.34	69.97	3,617.99	3,110.54
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The nominal value of treasury investments at amortized cost as at December 31, 2014 is UA 3,626.13 million (2013: UA 3,104.88 million). The average yield of treasury investments at amortized cost for the year ended December 31, 2014 was 3.16% (2013: 3.33%).

The contractual maturity structure of treasury investments at amortized cost as at December 31, 2014 and 2013 was as follows:

(UA millions)

	2014	2013
One year or less	468.79	340.28
More than one year but less than two years	301.38	456.89
More than two years but less than three years	349.47	303.56
More than three years but less than four years	473.87	353.53
More than four years but less than five years	344.87	445.18
More than five years	1,679.61	1,211.10
Total	3,617.99	3,110.54

The fair value of treasury investments at amortized cost as at December 31, 2014 was UA 3,784.01 million (2013: UA 3,242.97 million).

NOTE G -	DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at December 31, 2014 and 2013 were as follows:

(UA thousands)

	2014		2013
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:
Cross-currency swaps	1,000,960	678,461	746,184	824,365
Interest rate swaps	108,869	17,701	179,625	50,629
Loan swaps	8,925	154,260	24,491	96,008
Embedded derivatives	-	-	-	237
	1,118,754	850,422	950,300	971,239
Investments-related:
Asset swaps	3,607	3,313	3,016	613
Macro-hedge swaps and others	21,317	-	32,643	-
	24,924	3,313	35,659	613
Total	1,143,678	853,735	985,959	971,852

The notional amounts of derivative financial assets and financial liabilities at December 31, 2014 and 2013 were as follows:

(UA thousands)

	2014	2013
Borrowings-related:
Cross-currency swaps	10,504,252	9,875,479
Interest rate swaps	4,613,585	4,320,644
Loan swaps	1,623,896	1,706,174
Embedded derivatives	-	11,100
	16,741,733	15,913,397
Investments-related:
Asset swaps	134,445	105,923
Macro-hedge swaps	430,088	466,216
	564,533	572,139
Total	17,306,266	16,485,536

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Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at December 31, 2014, the Bank had 3,640 contracts in Euro and 14,755 contracts in US Dollars. The nominal value of each contract is one million of each currency unit, except for 200 contracts with a nominal value of Euro 100,000 for each contract.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP, TND and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at December 31, 2014 there were no open positions with respect to forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at December 31, 2014 was a liability of UA 145.48 million. The fair value loss on these loan swaps for the year ended December 31, 2014 was UA 76.52 million. The fair value gain on the hedged loans attributable to the hedged risk was UA 77.31 million. Therefore, the hedge ineffectiveness recognized in profit or loss was a gain of UA 0.78 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For 2014, the amortization of fair value adjustment on the hedged risk amounted to UA 5.17 million.

NOTE H -	NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1.	Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2.	Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest-bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors’ Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1)	Regional Members – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.
84

2)	Non-Regional Members – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors’ Resolution B/BG/2010/08 of May 27, 2010 each member eligible to receive financing exclusively from the African Development Fund only shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while Middle Income Countries, Blend countries and Non-Regional Member Countries shall pay for the paid-up portion of their respective subscribed shares in eight (8) equal and consecutive annual installments.

Payments for shares under GCI-VI are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

At December 31, 2014 and 2013, the non-negotiable notes balances were as follows:

(UA thousands)

	2014	2013
Balance at January 1	1,204	1,974
Net movement for the year	(465)	(770)
Balance at December 31	739	1,204

NOTE I -	LOANS AND GUARANTEES

Loans

The Bank’s loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank’s loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms – that is, offered in multicurrency or in a single currency. While floating rate loans only bear single currency terms.

Other loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank’s financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

85

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a “cost-pass-through” principle to ensure that the overall cost of funds is compensated.

At December 31, 2014 and 2013, outstanding loans were as follows:

(UA thousands)

	2014	2013
Outstanding balance of loans - amortized cost	12,628,999	11,569,374
Outstanding balance of loans - fair value	18,807	16,466
	12,647,806	11,585,840
Less: accumulated provision for impairment	(151,288)	(145,145)
Balance at December 31	12,496,518	11,440,695

Fair Value of Loans

At December 31, 2014 and 2013, the carrying and estimated fair values of outstanding loans were as follows:

(UA thousands)

	2014		2013
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Loans at amortized cost
Fixed rate loans	10,186,538	10,121,368	9,107,483	8,759,406
Floating rate loans	2,254,402	2,234,853	2,252,117	2,174,023
Variable rate loans	188,059	180,895	209,774	205,961
Subtotal	12,628,999	12,537,116	11,569,374	11,139,390
Loans at fair value	18,807	18,807	16,466	16,466
Total	12,647,806	12,555,923	11,585,840	11,155,856
Accumulated provision for impairment on loans at amortized cost	(151,288)	-	(145,145)	-
Net loans	12,496,518	12,555,923	11,440,695	11,155,856

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower’s credit spread estimated based on the Bank’s internal rating methodology for non-sovereign loans.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at December 31, 2014 and 2013 was as follows:

(UA millions)

	2014				2013
Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total
One year or less	655.84	479.88	180.32	1,316.04	1,007.41
More than one year but less than two years	647.59	282.25	3.70	933.54	1,039.20
More than two years but less than three years	781.83	249.45	2.95	1,034.23	891.68
More than three years but less than four years	801.83	319.88	1.08	1,122.79	887.97
More than four years but less than five years	829.16	178.79	-	1,007.95	894.02
More than five years	6,470.29	762.96	0.01	7,233.26	6,865.56
Total	10,186.54	2,273.21	188.06	12,647.81	11,585.84

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

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The currency composition and types of outstanding loans as at December 31, 2014 and 2013 were as follows:

(Amounts in UA millions)

			2014	2013
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	154.17		190.78
		Japanese Yen	212.70		260.85
		Pound Sterling	2.62		2.60
		Swiss Franc	3.68		3.85
		US Dollar	170.69		173.99
		Others	0.02		0.02
			543.88	4.30	632.09	5.46
	Single Currency	Euro	4,721.70		4,681.59
		Japanese Yen	3.44		5.18
		South African Rand	861.03		879.34
		US Dollar	3,997.27		2,902.84
		Others	59.22		6.45
			9,642.66	76.24	8,475.40	73.15
Floating Rate:	Single Currency	Euro	412.93		456.80
		Japanese Yen	10.20		12.68
		South African Rand	125.55		147.28
		US Dollar	1,724.53		1,651.81
			2,273.21	17.97	2,268.57	19.58
Variable Rate:	Multi-Currency	Euro	31.57		40.22
		Japanese Yen	0.71		1.00
		US Dollar	107.08		101.20
			139.36	1.10	142.42	1.23
	Single Currency	Euro	13.75		21.89
		Japanese Yen	13.90		15.41
		Swiss Franc	0.94		1.17
		US Dollar	20.11		28.89
			48.70	0.39	67.36	0.58
Total			12,647.81	100.00	11,585.84	100.00

The weighted average yield on outstanding loans for the year ended December 31, 2014 was 2.86% (2013: 3.00%).

A comparative summary of the currency composition of outstanding loans at December 31, 2014 and 2013 was as follows:

(Amounts in UA millions)

	2014		2013
	Amount	%	Amount	%
Euro	5,334.12	42.17	5,391.28	46.53
Japanese Yen	240.95	1.91	295.12	2.55
Pound Sterling	2.62	0.02	2.60	0.02
South African Rand	986.58	7.80	1,026.62	8.86
Swiss Franc	4.62	0.04	5.02	0.04
US Dollar	6,019.68	47.59	4,858.73	41.94
Others	59.24	0.47	6.47	0.06
Total	12,647.81	100.00	11,585.84	100.00

Accrued Income and Charges Receivable on Loans

The accrued income and charges receivable on loans as at December 31, 2014 and 2013 were as follows:

87

(UA thousands)

	2014	2013
Accrued income and charges receivable on loans	416,311	394,699
Less: accumulated provision for impairment	(225,649)	(206,325)
Balance at December 31	190,662	188,374

Provision for Impairment on Loan Principal and Charges Receivable

At December 31, 2014, outstanding loans with an aggregate principal balance of UA 396.79 million (2013: UA 330.35 million), of which UA 265.34 million (2013: UA 260.32 million) was overdue, were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at December 31, 2014 and 2013 were as follows:

(UA thousands)

	2014	2013
Outstanding balance on impaired loans	396,789	330,347
Less: accumulated provision for impairment	(151,288)	(145,145)
Net balance on impaired loans	245,501	185,202

Charges receivable and accrued income on impaired loans	311,362	287,271
Less: accumulated provision for impairment	(225,649)	(206,325)
Net charges receivable and accrued income on impaired loans	85,713	80,946

The movements in the accumulated provision for impairment on outstanding loan principal for the years ended December 31, 2014 and 2013 were as follows:

(UA thousands)

	2014	2013
Balance at January 1	145,145	128,508
Provision for impairment on loan principal for the year	1,566	22,886
Provision reversal for loan written off	-	(4,728)
Translation effects	4,577	(1,521)
Balance at December 31	151,288	145,145

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the year ended December 31, 2014, a net reversal of provision for impairment made on private sector loans amounted to UA 0.37 million (2013: UA 22.32 million). The accumulated provisions on private sector loans at December 31, 2014 amounted to UA 55.39 million (2013: UA 52.49 million).

The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended December 31, 2014 and 2013 were as follows:

(UA thousands)

	2014	2013
Balance at January 1	206,325	197,804
Provision for impairment on loan charges for the year	16,451	18,249
Provision reversal for loan written off	-	(5,171)
Translation effects	2,873	(4,557)
Balance at December	225,649	206,325

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the year ended December 31, 2014, a provision for impairment was made on interest and charges receivable on private sector loans in the amount of UA 2.55 million (2013: UA 4.69 million). The accumulated provision on interest and charges receivable on private sector loans at December 31, 2014

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amounted to UA 18.22 million (2013: UA 14.61 million).

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At December 31, 2014, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 0.63 million (no outstanding irrevocable reimbursement guarantees issued by the bank in 2013).

Also, the Bank provides trade finance and repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Guarantees provided by the Bank outstanding at December 31, 2014 amounted to UA 164.11 million (2013: UA 73.78 million).

NOTE J -	EQUITY PARTICIPATIONS

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund’s original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund’s Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the period. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended December 31, 2014 amounted to UA 248.57 million (2013: UA 225.87 million), representing 67.32 percent (2013: 68.69 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF’s operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any out-standing claims against the participants. At December 31, 2014, the Bank’s pro-rata or economic share in ADF was 0.51 percent (2013: 0.54 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, no rights to variable returns from its relationship with ADF and has an economic interest of less than 1 percent in the Fund. Consequently, the Fund cannot be consolidated in the Bank’s Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative described in Note V-2, the net asset value of ADF which is the basis for determining the value of the Bank’s investment in the Fund declined, resulting in impairment loss on the Bank’s investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their HIPC completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

89

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank’s objective in such equity investments is to promote the economic development of its Regional Member Countries and in particular the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of May 13, 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9 equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into other comprehensive income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank’s equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income.

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The Bank’s equity interests at the end of 2014 and 2013 are summarized below:

(Amounts in UA thousands)

			Carrying Value
Institutions	Year Established	Callable capital	2014	2013
African Development Fund	1972	-	111,741	111,741
Accumulated share of profit/(loss) & impairment on January 1			(49,643)	(49,912)
Share of loss for the year			(633)	(489)
Reversal of provision for the year			748	758
		-	62,213	62,098
DIRECT INVESTMENTS
Development Finance Institutions
African Export and Import Bank	1993	10,353	29,723	25,711
African Guarantee Fund	2011	-	6,641	6,248
Central African Development Bank (BDEAC)	1975	2,300	718	748
East African Development Bank	1967	9,663	12,609	11,381
Eastern and Southern African Trade and Development Bank	1985	37,548	37,432	27,403
Great Lakes Development Bank (BDEGL)*	1980	-	-	-
Shelter Afrique	1982	-	12,838	12,048
TCX Investment Company Mauritius Limited	2007	153	20,327	19,758
West African Development Bank (BOAD)	1973	2,044	3,272	3,359
		62,061	123,560	106,656
Commercial Banks
United Bank for Africa	1961	-	9,216	12,597
		-	9,216	12,597
Microfinance Institutions
AB Microfinance Bank Nigeria Limited	2007	-	1,191	1,127
Access Bank Liberia Limited	2008	-	971	968
Access Bank Tanzania Limited	2007	-	844	663
Advans Banque Congo	2008	-	1,016	933
K-REP Bank Limited	1997	-	-	3,086
MicroCred Côte d’Ivoire S.A.	2013	-	727	488
		-	4,749	7,265
Insurance
Africa Trade Insurance Agency	2013	-	10,353	9,740
Africa-Re	1977	-	38,122	33,356
Eastern and Southern African Reinsurance Company (ZEP-RE)	2011	-	13,554	8,117
		-	62,029	51,213
TOTAL DIRECT INVESTMENTS		62,061	199,554	177,731

FUNDS
Africa Capitalization Fund	2010	9,916	23,151	20,335
Africa Health Fund LLC	2009	4,712	8,088	5,737
Africa Joint Investment Fund	2010	3,881	8,709	8,109
Africa Renewable Energy Fund L.P	2014	15,485	1,301	-
African Agriculture Fund LLC	2010	8,636	14,884	9,362
African Infrastructure Investment Fund 2	2009	409	16,966	3,072
AfricInvest Fund II LLC	2008	-	11,294	16,711
Agri-Vie Fund PCC	2008	460	8,560	7,654
Argan Infrastructure Fund	2010	8,522	4,048	3,054
Atlantic Coast Regional Fund LLC	2008	6,014	10,496	7,855
Aureos Africa Fund LLC	2007	1,601	17,858	17,192
Business Partners International Southern Africa SME Fund	2014	3,814	953	-
Carlyle Sub-Saharan Africa Fund (CSSAF)	2012	18,910	8,389	1,895
Catalyst Fund I LLC	2010	4,989	4,158	2,646
Cauris Croissance II Fund	2012	4,164	2,190	2,133
ECP Africa Fund I LLC	1998	82	5	941
ECP Africa Fund II PCC	2005	6,989	26,815	23,740
ECP Africa Fund III PCC	2008	3,617	39,512	27,656
Eight Miles LLP	2012	6,531	5,952	1,663
Enko Africa Private Equity Fund	2014	9,035	1,192	-
Evolution One Fund	2010	818	1,877	1,953
GEF Africa Sustainable Forestry Fund	2011	1,091	12,759	9,942
GroFin Africa Fund	2008	2,228	4,652	4,850
Helios Investors II (Mauritius) Limited	2011	7,610	16,307	15,954
I & P Afrique Entrepreneurs	2012	3,657	1,383	1,176
Investment Fund for Health in Africa	2010	1,854	4,086	7,206
KIBO Fund II	2014	8,472	51	-
Maghreb Private Equity Fund II (Mauritius) PCC	2008	102	19,618	19,490
Maghreb Private Equity Fund III (Mauritius) PCC	2012	3,050	10,258	9,808
New Africa Mining Fund II	2010	13,345	360	708
Pan African Housing Fund (PAHF)	2013	4,201	359	27
Pan African Infrastructure Development Fund	2007	5,420	21,622	23,907
Pan African Infrastructure Development Fund II	2014	7,232	821	-
Pan-African Investment Partners II Limited	2008	721	327	5,246
South Africa Infrastructure Fund	1996	700	24,467	23,444
West Africa Emerging Market Fund	2011	3,915	1,583	1,718
TOTAL FUNDS		182,183	335,051	285,184
TOTAL DIRECT INVESTMENT AND FUNDS		244,244	534,605	462,915
GRAND TOTAL		244,244	596,818	525,013

*Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.

**The cost of equity investments (excluding ADF) carried at fair value at December 31, 2014 amounted to UA 455.47 million (2013: UA 402.50 million)

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NOTE K -	OTHER SECURITIES

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMC) for the purpose of financing development projects and programs. The Bank may also invest in other securities including trade financing that meet the development objectives of its borrower member countries.

These investments are classified as financial assets at amortized cost.

The carrying amount of “Other securities” at December 31, 2014 was UA 94.11 million (2013: UA 82.90 million).

NOTE L -	PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(UA thousands)

	Property and Equipment						Intangible Assets	Grand Total
2014	Land	Capital Work in Progress	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:
Balance at January 1	480	23,028	22,856	14,314	61,284	121,962	21,798	143,760
Additions during the year	-	33,317	458	5,664	5,528	44,967	870	45,837
Disposals during the year	-	-	-	(1,135)	(770)	(1,905)	-	(1,905)
Balance at December 31	480	56,345	23,314	18,843	66,042	165,024	22,668	187,692

Accumulated Depreciation:
Balance at January 1	-	-	21,995	11,196	49,308	82,499	20,589	103,088
Depreciation during the year	-	-	126	1,669	4,954	6,749	859	7,608
Disposals during the year	-	-	-	(1,085)	(753)	(1,838)	-	(1,838)
Balance at December 31	-	-	22,121	11,780	53,509	87,410	21,448	108,858
Net Book Value: December 31, 2014	480	56,345	1,193	7,063	12,533	77,614	1,220	78,834

(UA thousands)

	Property and Equipment						Intangible Assets	Grand Total
2013	Land	Capital Work in Progress	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:
Balance at January 1	480	11,341	22,753	13,282	58,170	106,026	20,835	126,861
Additions during the year	-	11,687	103	1,032	3,167	15,989	963	16,952
Disposals during the year	-	-	-	-	(53)	(53)	-	(53)
Balance at December 31	480	23,028	22,856	14,314	61,284	121,962	21,798	143,760

Accumulated Depreciation:
Balance at January 1	-	-	21,893	10,094	44,528	76,515	19,925	96,440
Depreciation during the year	-	-	102	1,102	4,829	6,033	664	6,697
Disposals during the year	-	-	-	-	(49)	(49)	-	(49)
Balance at December 31	-	-	21,995	11,196	49,308	82,499	20,589	103,088
Net Book Value: December 31, 2013	480	23,028	861	3,118	11,976	39,463	1,209	40,672

The land on which the HQ building stands was originally granted for the unlimited use by the Bank, but with ownership retained by the Government of Côte d’Ivoire. However, in 2013 the Government of Cote d’Ivoire agreed to transfer the title to the land to the Bank and the relevant processes to perfect the transfer of title to the Bank are underway.

NOTE M -	BORROWINGS

As at December 31, 2014 and 2013, the Bank’s borrowings were as follows:

92

(UA millions)

	2014	2013
Borrowings at fair value	13,481.63	12,127.91
Borrowings at amortized cost	894.32	819.53
Total	14,375.95	12,947.44

The Bank’s borrowings as at December 31, 2014 included subordinated borrowings in the amount of UA 489.33 million (2013: UA 462.20 million).

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank’s leverage. The ratio caps the Bank’s total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank’s usable capital at December 31, 2014 was UA 27.60 billion.

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs.

Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity. Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

93

A summary of the Bank’s borrowings portfolio at December 31, 2014 and 2013 was as follows:

Borrowings and Swaps at December 31, 2014

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements (a)			Interest Rate Swaps
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost(b) (%)	Wgtd Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Avg. Cost(b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Wgtd. Avg. Cost(b) (%)	Average Maturity (Years)
Euro	Fixed	126.81	-	0.28	2.3	244.58	6.38	5.9	-	-	-
		-	-	-	-	-	-	-	(125.70)	0.28	2.3
	Adjustable	-	-	-	-	5,555.92	0.09	4.6	125.70	0.03	2.3
		-	-	-	-	(272.35)	(0.08)	2.4	-	-	-
Japanese Yen	Fixed	574.44	117.32	1.36	29.4	-	-	-	-	-	-
		-	-	-	-	(624.90)	1.21	31.7	-	-	-
	Adjustable	362.30	-	4.50	4.4	-	-	-	-	-	-
		-	-	-	-	(394.89)	3.41	9.4	-	-	-
US Dollar	Fixed	7,363.16	628.10	1.82	3.2	-	-	-	-	-	-
		-	-	-	-	(3,761.71)	1.79	3.1	(3,594.67)	1.95	3.2
	Adjustable	175.99	-	1.25	1.3	3,732.99	0.08	8.5	3,850.91	0.31	3.1
		-	-	-	-	(828.11)	(0.18)	4.4	(241.36)	2.00	1.0
Others (d)	Fixed	4,721.14	146.52	3.23	4.4	5.44	3.92	0.5	-	-	-
		-	-	-	-	(4,254.40)	3.43	4.3	(651.86)	1.68	4.7
	Adjustable	157.79	3.11	1.96	3.7	816.81	5.40	3.9	551.23	3.34	4.4
		-	-	-	-	(367.31)	1.07	4.0	-	-	-
Total	Fixed	12,785.55	891.94	2.28	4.8	250.02	6.33	5.8	-	-	-
		-	-	-	-	(8,641.01)	2.56	5.8	(4,372.23)	1.86	3.4
	Adjustable	696.08	3.11	3.10	3.5	10,105.72	0.52	6.0	4,527.84	0.67	3.2
		-	-	-	-	(1,862.66)	0.84	5.1	(241.36)	2.00	1.0
Principal at face value		13,481.63	895.05	2.32	4.7	(147.93)	-	-	(85.75)	-	-

Net unamortized premium/(Discount)		-	(0.73)	-	-	526.33	-	-	80.45	-	-
		13,481.63	894.32	2.32	4.7	378.40	-	-	(5.30)	-	-

Fair valuation adjustment		-	-	-	-	(55.90)	-	-	96.47	-	-
Total		13,481.63	894.32	2.32	4.7	322.50	-	-	91.17	-	-

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at December 31, 2014 was UA 14,347.92 million and the estimated fair value was UA 14,503.79 million.

a.	Currency swap agreements include cross-currency interest rate swaps.
b.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2014.
c.	These amounts are included in derivative assets and liabilities on the balance sheet.
d.	These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

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Borrowings and Swaps at December 31, 2013

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements (a)			Interest Rate Swaps
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost(b) (%)	Wgtd Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Avg. Cost(b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Wgtd. Avg. Cost(b) (%)	Average Maturity (Years)
Euro	Fixed	53.70	-	0.0	0.0	277.17	6.18	5.5	-	-	-
		-	-	-	-	(12.33)	2.60	0.6	-	-	-
	Adjustable	-	-	-	-	(5,970.20)	0.13	4.4	-	-	-
		-	-	-	-	(277.45)	0.05	1.4
Japanese Yen	Fixed	445.02	126.42	1.72	22.7	-	-	-	-	-	-
		-	-	-	-	(456.31)	0.91	31.1	-	-	-
	Adjustable	425.43	11.10	3.74	4.0	-	-	-	-	-	-
		-	-	-	-	(403.92)	3.54	9.0	-	-	-
US Dollar	Fixed	6,633.14	590.91	2.39	3.3	-	-	-	-	-	-
		-	-	-	-	(3,323.62)	2.00	3.4	(3,312.46)	2.00	3.0
	Adjustable	686.90	-	0.66	0.9	2,837.85	0.09	7.9	3,595.86	0.40	2.9
		-	-	-	-	(1,454.64)	0.11	3.4	(370.12)	0.93	1.2
Others (d)	Fixed	3,812.68	89.04	3.28	4.6	5.68	3.92	1.5	-	-	-
		-	-	-	-	(3,635.13)	3.28	4.7	(638.06)	1.37	6.0
	Adjustable	71.05	3.22	4.35	4.1	802.73	4.45	4.4	517.86	2.57	4.6
		-	-	-	-	(312.06)	1.21	5.6	-	-	-
Total	Fixed	10,944.54	806.37	2.65	4.6	282.85	6.13	6.4	-	-	-
		-	-	-	-	(7,427.39)	2.56	5.7	(3,950.52)	1.90	3.4
	Adjustable	1,183.38	14.32	2.01	2.3	9,610.78	0.48	5.4	4,113.72	0.67	3.1
		-	-	-	-	(2,488.07)	0.81	4.4	(370.12)	0.93	1.2
Principal at face value		12,127.92	820.69	2.59	4.4	18.17	-	-	(206.92)	-	-

Net unamortized premium/(Discount)		-	(1.16)	-	-	711.25	-	-	205.86	-	-
		12,127.92	819.53	2.59	4.4	729.42	-	-	(1.06)	-	-

Fair valuation adjustment		-	-	-	-	(641.81)(c)	-	-	(127.94)(c)	-	-
Total		12,127.92	819.53	2.59	4.4	87.61	-	-	(129.00)

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at December 31, 2013 was UA 13,320.27 million and the estimated fair value was UA 13,073.06 million.

a.	Currency swap agreements include cross-currency interest rate swaps.
b.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2013.
c.	These amounts are included in derivative assets and liabilities on the balance sheet.
d.	These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2014 was as follows:

i)	Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	699.51	281.33	980.84
More than one year but less than two years	3,238.80	-	3,238.80
More than two years but less than three years	2,288.69	-	2,288.69
More than three years but less than four years	2,563.28	-	2,563.28
More than four years but less than five years	750.79	1.26	752.05
More than five years	3,641.32	16.65	3,657.97
Total	13,182.39	299.24	13,481.63

95

ii)	Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	309.23	-	309.23
More than one year but less than two years	5.54	-	5.54
More than two years but less than three years	6.60	-	6.60
More than three years but less than four years	22.51	-	22.51
More than four years but less than five years	158.13	-	158.13
More than five years	393.04	-	393.04
Subtotal	895.05	-	895.05
Net unamortized premium and discount	(0.73)	-	(0.73)
Total	894.32	-	894.32

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2013 was as follows:

i)	Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	2,194.74	239.52	2,434.26
More than one year but less than two years	744.42	23.55	767.97
More than two years but less than three years	2,771.98	-	2,771.98
More than three years but less than four years	1,286.24	-	1,286.24
More than four years but less than five years	2,384.10	-	2,384.10
More than five years	2,483.05	0.31	2,483.36
Total	11,864.53	263.38	12,127.91

ii)	Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	10.38	11.10	21.48
More than one year but less than two years	296.58	-	296.58
More than two years but less than three years	7.71	-	7.71
More than three years but less than four years	-	-	-
More than four years but less than five years	28.27	-	28.27
More than five years	466.65	-	466.65
Subtotal	809.59	11.10	820.69
Net unamortized premium and discount	(1.16)	-	(1.16)
Total	808.43	11.10	819.53

The fair value of borrowings carried at fair value through profit or loss at December 31, 2014 was UA 13,481.63 million (2013: UA 12,127.91 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at December 31, 2014 was UA 13,452.87 million (2013: UA 12,499.58 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note P, there was a net loss of UA 36.73 million on fair-valued borrowings and related derivatives for the year ended December 31, 2014 (2013: net gain of UA 46.82 million). The fair value loss attributable to changes in the Bank’s credit risk included in the other comprehensive income for the year ended December 31, 2014 was UA 32.14 million (2013 : gain of UA 46.08 million).

Fair value changes attributable to changes in the Bank’s credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank’s credit spread on the

96

relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank’s credit spread was not applied for fair value changes on callable borrowings with less than one year call date.

For borrowings designated at fair value through profit or loss at December 31, 2014, the cumulative unrealized fair value losses to date were UA 828.27 million (2013: losses of UA 611.04 million).

NOTE N -	EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and cumulative exchange adjustments on subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and the six General Capital Increases (GCI) made so far. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

Prior to the sixth General Capital Increase (GCI-VI) and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Consequently, on October 29, 2013 and May 29, 2014, the Republic Turkey and The Grand Duchy Luxembourg respectively were formally admitted as the 78th and 79th member countries of the Bank.

In 2009, the Board of Directors endorsed a proposal made by Canada and Republic of Korea offering to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 1.63 billion and UA 0.19 billion, respectively. This proposal was adopted by the Board of Governors on February 22, 2010. Accordingly, the authorized capital stock of the Bank increased from UA 22,120 million to UA 23,947 million by the creation of additional 182,710 non-voting shares. These non-voting callable shares were to be absorbed by the subscriptions of Canada and the Republic of Korea to GCI-VI when they become effective.

The GCI-VI was approved by the Board of Governors of the Bank on May 27, 2010. GCI-VI increased the authorized capital stock of the Bank from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares and 94 percent callable shares.

97

Upon conclusion of the GCI VI capital increase and following the Board of Governors’ resolutions, the temporary non-voting callable shares of Canada and Korea described above were effectively retired in 2011 and 2012, respectively thereby reducing the authorized capital of the Bank for each of these periods by 163,296 and 19,414.

Following its Resolution B/BG/2012/04 of May 31, 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors, decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shall be available for subscription by the Republic of South Sudan, and 44,588, shall be available for subscription by non-regional members. In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to 33,895 shares the initial subscription of South Sudan, in line with its IMF quota. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. The membership of the Republic of South Sudan shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Regional Countries to Membership of the Bank. As at December 31, 2014, such formalities had not been completed.

The Bank’s capital as at December 31, 2014 and 2013 was as follows:

(UA thousands)

	2014	2013
Capital Authorized (in shares of UA 10 000 each)	66,975,050	66,975,050
Less: Unsubscribed	(1,841,828)	(1,764,919)
Subscribed Capital	65,133,222	65,210,131
Less: Callable Capital	(60,268,705)	(60,247,795)
Paid-up Capital	4,864,517	4,962,336
Shares to be issued upon payment of future installments	(1,426,520)	(1,815,390)
Add: Amounts paid in advance	354	359
	3,438,351	3,147,305
Less: Amounts in arrears	(119)	(221)
Capital at December 31	3,438,232	3,147,084

Included in the total unsubscribed shares of UA 1,841.83 million at December 31, 2014 was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state’s Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

98

Subscriptions by member countries and their voting power at December 31, 2014 were as follows:

(UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	269,575	4.232	139,248	2,556,520	270,201	4.209
2	ANGOLA	73,988	1.161	36,467	703,412	74,613	1.162
3	BENIN	12,393	0.195	6,402	117,533	13,018	0.203
4	BOTSWANA	69,277	1.087	59,930	632,845	69,902	1.089
5	BURKINA FASO	25,648	0.403	13,715	242,775	26,273	0.409
6	BURUNDI	15,214	0.239	8,643	143,496	15,808	0.246
7	CABO VERDE	4,894	0.077	2,844	46,100	5,519	0.086
8	CAMEROON	69,602	1.093	35,755	660,281	70,227	1.094
9	CENTRAL AFRICAN REPUBLIC	2,843	0.045	1,607	26,822	3,468	0.054
10	CHAD	4,511	0.071	2,380	42,740	5,136	0.080
11	COMOROS	542	0.009	601	4,826	1,167	0.018
12	CONGO	28,779	0.452	14,585	273,220	29,404	0.458
13	COTE D’IVOIRE	236,085	3.706	125,803	2,235,050	236,710	3.687
14	DEMOCRATIC REPUBLIC OF CONGO	65,265	1.024	36,872	615,785	65,890	1.026
15	DJIBOUTI	1,213	0.019	1,517	10,618	1,838	0.029
16	EGYPT	344,717	5.411	181,606	3,265,570	345,342	5.379
17	EQUATORIAL GUINEA	10,192	0.160	5,873	96,057	10,817	0.169
18	ERITREA	2,003	0.031	2,506	17,522	2,628	0.041
19	ETHIOPIA	101,285	1.590	49,915	962,940	101,910	1.587
20	GABON	76,520	1.201	44,463	720,758	77,145	1.202
21	GAMBIA	9,730	0.153	4,902	92,413	10,355	0.161
22	GHANA	136,619	2.145	65,227	1,300,871	137,164	2.137
23	GUINEA	25,827	0.405	13,312	244,961	26,452	0.412
24	GUINEA BISSAU	1,547	0.024	810	14,660	2,172	0.034
25	KENYA	91,208	1.432	44,832	867,250	91,833	1.430
26	LESOTHO	3,721	0.058	4,011	33,210	4,346	0.068
27	LIBERIA	12,360	0.194	6,981	116,637	12,986	0.202
28	LIBYA	235,853	3.702	120,463	2,238,068	236,446	3.683
29	MADAGASCAR	41,243	0.647	20,325	392,120	41,868	0.652
30	MALAWI	17,780	0.279	9,387	168,420	18,405	0.287
31	MALI	27,768	0.436	13,802	263,881	28,393	0.442
32	MAURITANIA	3,701	0.058	4,093	32,916	4,326	0.067
33	MAURITIUS	41,822	0.656	28,000	390,230	42,447	0.661
34	MOROCCO	223,941	3.515	129,075	2,110,340	224,566	3.498
35	MOZAMBIQUE	40,091	0.629	19,771	381,158	40,716	0.634
36	NAMIBIA	21,764	0.342	12,845	204,800	22,389	0.349
37	NIGER	16,093	0.253	8,568	152,363	16,718	0.260
38	NIGERIA	595,213	9.343	316,303	5,635,853	595,838	9.281
39	RWANDA	8,451	0.133	4,205	80,303	9,076	0.141
40	SAO TOME & PRINCIPE	4,335	0.068	2,312	41,054	4,960	0.077
41	SENEGAL	67,077	1.053	32,541	638,241	67,702	1.055
42	SEYCHELLES	1,818	0.029	1,686	16,499	2,443	0.038
43	SIERRA LEONE	15,482	0.243	8,747	146,081	16,107	0.251
44	SOMALIA	1,941	0.030	2,427	16,986	2,566	0.040
45	SOUTH AFRICA	312,075	4.899	138,309	2,982,450	312,700	4.871
46	SUDAN	22,789	0.358	12,758	215,127	23,414	0.365
47	SWAZILAND	7,305	0.115	8,300	64,750	7,930	0.124
48	TANZANIA	49,048	0.770	24,271	466,217	49,672	0.774
49	TOGO	9,517	0.149	5,331	89,841	10,142	0.158
50	TUNISIA	89,718	1.408	52,924	844,260	90,343	1.407
51	UGANDA	32,091	0.504	16,875	304,047	32,716	0.510
52	ZAMBIA	79,978	1.255	39,809	759,945	80,532	1.255
53	ZIMBABWE	131,136	2.058	67,619	1,243,748	131,761	2.052
	Total Regionals	3,793,588	59.548	2,011,552	35,924,566	3,826,500	50.604

Slight differences may occur in totals due to rounding.

99

(UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
	Total Regionals	3,793,588	59.548	2,011,552	35,924,566	3,826,500	50.604
54	ARGENTINA	5,847	0.092	6,108	52,364	6,472	0.101
55	AUSTRIA	28,623	0.449	15,570	270,660	29,248	0.456
56	BELGIUM	40,946	0.643	20,288	389,180	41,571	0.647
57	BRAZIL	28,343	0.445	14,051	269,386	28,969	0.451
58	CANADA	243,449	3.821	157,930	2,276,560	244,074	3.802
59	CHINA	71,652	1.125	38,975	677,550	72,277	1.126
60	DENMARK	75,636	1.187	54,625	701,740	76,261	1.188
61	FINLAND	31,335	0.492	17,045	296,310	31,960	0.498
62	FRANCE	240,751	3.779	130,955	2,276,560	241,376	3.760
63	GERMANY	264,290	4.149	143,760	2,499,140	264,915	4.126
64	INDIA	14,330	0.225	7,800	135,500	14,955	0.233
65	ITALY	155,228	2.437	84,435	1,467,850	155,853	2.428
66	JAPAN	352,069	5.526	191,510	3,329,180	352,694	5.494
67	KOREA	28,623	0.449	15,570	270,660	29,248	0.455
68	KUWAIT	29,208	0.458	21,420	270,660	29,833	0.465
69	LUXEMBOURG	12,560	0.197	994	124,610	13,185	0.205
70	NETHERLANDS	55,044	0.864	29,480	520,970	55,669	0.867
71	NORWAY	74,211	1.165	40,370	701,740	74,836	1.166
72	PORTUGAL	15,343	0.241	7,683	145,750	15,968	0.249
73	SAUDI ARABIA	12,356	0.194	6,125	117,440	12,981	0.202
74	SPAIN	69,220	1.087	48,768	643,440	69,845	1.088
75	SWEDEN	99,051	1.555	53,875	936,640	99,676	1.553
76	SWITZERLAND	94,008	1.476	51,135	888,950	94,633	1.474
77	TURKEY	6,473	0.102	1,018	63,720	7,098	0.110
78	UNITED KINGDOM	107,785	1.692	58,630	1,019,220	108,410	1.689
79	UNITED STATES OF AMERICA	420,691	6.604	208,561	3,998,359	421,316	6.563
	Total Non Regionals	2,577,072	40.452	1,426,680	24,344,139	2,593,323	40.396
	Grand Total	6,370,660	100.000	3,438,232	60,268,705	6,419,823	100.000

The subscription position including the distribution of voting rights at December 31, 2014 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60% and 40% voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the Non-Regional Member Countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At December 31, 2014 and 2013, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)

	2014	2013
Balance at January 1	172,654	166,825
Net conversion losses on new subscriptions	884	5,829
Balance at December 31	173,538	172,654

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through other comprehensive income, gains/losses on fair-valued borrowings arising from “own credit” and remeasurements of defined liability.

100

Retained Earnings

Retained earnings included the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also included the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

The movements in retained earnings during 2013 and 2014 were as follows:

(UA thousands)

Balance at January 1, 2013	2,891,914
Net income for the current year	72,829
Net gains recognized directly in equity	-
Balance at December 31, 2013	2,964,743

Net income for the current year	31,692
Net gains recognized directly in equity	-
Balance at December 31, 2014	2,996,435

During the year, the Board of Governors approved the distribution of UA 120.00 million (2013: UA 107.50 million) from income and the surplus account to certain entities for development purposes.

With effect from 2006, Board of Governors approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

The movement in the surplus account during 2013 and 2014 is as follows:

(UA thousands)

Balance at January 1, 2013	35,292
Distribution to Middle Income Country Technical Assistance Fund	8,150
Distribution to Special Relief Fund	(10,000)
Balance at December 31, 2013	33,442

Distribution to Special Relief Fund	(5,000)
Distribution to Africa 50	(20,000)
Balance at December 31, 2014	8,442

Distributions to entities for development purposes, including those made from the surplus account, for the year ended December 31, 2014 and 2013 were as follows:

(UA thousands)

	2014	2013
African Development Fund (ADF)	42,000	35,000
Post Conflict Assistance - DRC	53,000	62,500
Africa 50	20,000	-
Special Relief Fund	5,000	10,000
Total	120,000	107,500
101

NOTE O -	INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans

Income from loans for the years ended December 31, 2014 and 2013 was as follows:

(UA thousands)

	2014	2013
Interest income on loans not impaired	301,711	302,533
Interest income on impaired loans	28,502	22,832
Commitment charges	11,648	9,371
Statutory commission	267	276
Total	342,128	335,012

Income from Investments and Related Derivatives

Income from investments for the years ended December 31, 2014 and 2013 was as follows:

(UA thousands)

	2014	2013
Interest income	169,869	171,756
Realized fair value losses on investments	(83)	(17,220)
Unrealized fair value losses on investments	(37,372)	(23,294)
Total	132,414	131,242

Total interest income on investments at amortized cost for the year ended December 31, 2014 was UA 106.01 million (2013: UA 102.61 million).

NOTE P -	BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the years ended December 31, 2014 and 2013 were as follows:

(UA thousands)

	2014	2013
Charges to bond issuers	375,624	308,602
Amortization of issuance costs	337	(5,610)
Total	375,961	302,992

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended December 31, 2014 was UA 66.70 million (2013: UA 101.06 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the years ended December 31, 2014 and 2013 was as follows:

(UA thousands)

	2014	2013
Interest on derivatives payable	143,678	160,770
Interest on derivatives receivable	(364,885)	(272,620)
Total	(221,207)	(111,850)
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Unrealized Losses on Borrowings, Related Derivatives and Others

Unrealized gains/losses on borrowings, related derivatives and others for the years ended December 31, 2014 and 2013 were as follows:

(UA thousands)

	2014	2013
Unrealized (losses)/gains on fair-valued borrowings and related derivatives	(36,728)	46,824
Unrealized gains/(losses) on derivatives on non-fair valued borrowings and others	6,898	(12,716)
Total	(29,830)	34,108

Fair value loss attributable to changes in the Bank’s “own credit” for the year ended December 31, 2014 amounted to UA 32.14 million (2013: gain UA 46.08 million) and was included in the other comprehensive income.

The net unrealized gain on derivatives on non-fair valued borrowings and others for the year ended December 31, 2014 amounted to UA 6.90 million (2013: loss 12.72 million). This included the income statement effects of the hedge accounting, consisting of unrealized gain of UA 0.78 million, representing hedge ineffectiveness and UA 5.17 million of amortization of fair value adjustments on the hedged risk (See Note G).

Valuation adjustment loss in respect of counterparty risk of derivative financial assets (CVA) for the year ended December 31, 2014 amounted to UA 0.42 million (2013: loss UA 4.48 million), whilst valuation adjustment loss relating to credit risk in derivative financial liabilities (DVA) for the year ended December 31, 2014 was UA 3.51 million (2013: gain UA 13.91 million).

NOTE Q -	ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF’s gross income.

Administrative expenses comprised the following:

(UA thousands)

	2014	2013
Manpower expenses (*)	295,502	261,219
Other general expenses	76,594	76,021
Total	372,096	337,240
Reimbursable by ADF	(248,566)	(225,874)
Reimbursable by NTF	(373)	(397)
Net	123,157	110,969

(*) Share of ADB manpower expenses amount - UA 101.44 million (2013: UA 87.87 million)

Included in general administrative expenses is an amount of UA 11.68 million (2013: UA 10.11 million) incurred under operating lease agreements for offices in Tunisia and in certain other member countries, where the Bank has offices.

At the balance sheet date, the Bank had outstanding commitments under operating leases which fall due as follows:

(UA thousands)

	2014	2013
Within one year	4,699	8,551
In the second to fifth years inclusive	3,862	8,048
Total	8,561	16,599
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Leases are generally negotiated for an average term of one (1) to five (5) years and rentals are fixed for an average of one (1) year. Leases may be extended for periods that are not longer than the original term of the leases.

NOTE R -	EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors’ Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank’s employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank’s residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new members from the Field Offices of the Bank joined the Plan in 2007. Accordingly the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective January 1, 2012. Participants of the Plan as of May 11, 2011 were given up to December 31, 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from January 1, 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended December 31, 2011.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or for the satisfaction of the SRP’s liabilities. At December 31, 2014, virtually all of the SRP’s investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP’s anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP’s anticipated future liabilities.

Post-Employment Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors’ resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including

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staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

The pension and post-employment medical benefit expenses for 2014 and 2013 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan
	2014	2013	2014	2013
Current service cost – gross	41.63	43.85	17.83	15.47
Less: estimated employee contributions	(9.71)	(9.35)	(2.35)	(2.33)
Net current service cost	31.92	34.50	15.48	13.14
Interest cost	22.39	19.31	5.92	5.38
Expected return on plan assets	(19.04)	(15.36)	-	-
Expense for the year	35.27	38.45	21.40	18.52

At December 31, 2014, the Bank had a liability to the SRP amounting to UA 180.55 million (2013: UA 96.30 million) while the Bank’s liability to the post-employment aspect of the MBP amounted to UA 140.81 million (2013: UA 130.80 million).

At December 31, 2014 and 2013 the determination of these liabilities, which are included in “Other accounts payable” on the Balance Sheet is set out below:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan
	2014	2013	2014	2013
Fair value of plan assets:
Market value of plan assets at beginning of year	454.01	415.84	30.80	25.85
Actual return on assets	46.27	22.03	0.30	0.30
Employer’s contribution	19.42	19.42	4.70	4.67
Plan participants’ contribution during the year	9.71	9.71	2.35	2.34
Benefits paid	(20.48)	(12.99)	(3.60)	(2.36)
Market value of plan assets at end of year	508.93	454.01	34.55	30.80

Present value of defined benefit obligation:
Benefit obligation at beginning of year	550.31	523.13	161.60	158.85
Current service cost	31.92	34.50	15.48	13.14
Employee contributions	9.71	9.71	2.35	2.33
Interest cost	22.39	19.31	7.30	6.23
Actual loss/(gain)	95.63	(23.35)	(7.77)	(16.59)
Benefits paid	(20.48)	(12.99)	(3.60)	(2.36)
Benefit obligation at end of year	689.48	550.31	175.36	161.60

Funded status:
Liability recognized on the balance sheet as December 31, representing excess of benefit over plan asset	(180.55)	(96.30)	(140.81)	(130.80)

There were no unrecognized past service costs at December 31, 2014 and 2013. At December 31, 2014, the cumulative net actuarial losses recognized directly in equity through other comprehensive income for the SRP were UA 235.04 million (2013: losses of UA 166.61 million). The cumulative net actuarial losses recognized directly in equity through other comprehensive income for MBP were UA 39.87 million (2013: losses of UA 46.53 million).

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The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)

	2014	2013	2012	2011	2010
Staff Retirement Plan:
Fair value of Plan assets	508.93	454.01	415.84	364.94	345.40
Present value of defined benefit obligation	(689.48)	(550.31)	(523.13)	(411.01)	(338.25)
(Deficit)/Excess funding	(180.55)	(96.30)	(107.29)	(46.07)	7.15

Experience adjustments on plan assets	0.89	(26.37)	(33.05)	(48.95)	(41.48)
Experience adjustments on plan liabilities	(235.93)	(140.24)	(163.59)	(90.98)	(35.84)
Net	(235.04)	(166.61)	(196.64)	(139.93)	(77.32)

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows:

(UA millions)

	2014	2013	2012	2011	2010
Medical Benefit Plan:
Fair value of Plan assets	34.55	30.81	25.85	22.14	18.67
Present value of defined benefit obligation	(175.36)	(161.60)	(158.85)	(110.15)	(74.22)
Deficit funding	(140.81)	(130.79)	(133.00)	(88.01)	(55.55)

Experience adjustments on plan assets	(3.96)	(2.89)	(2.18)	(1.90)	(1.22)
Experience adjustments on plan liabilities	(35.86)	(43.64)	(60.23)	(24.59)	2.05
Net	(39.82)	(46.53)	(62.41)	(26.49)	0.83

Assumptions used in the latest available actuarial valuations at December 31, 2014 and 2013 were as follows:

(Percentages)

	Staff Retirement Plan		Medical Benefit Plan
	2014	2013	2014	2013
Discount rate	3.07	4.12	3.07	4.12
Rate of salary increase	3.73	3.80	3.73	3.80
Future pension increase	2.23	2.30
Health care cost growth rate
- At end of fiscal year			5.00	6.00
- Ultimate health care cost growth rate			5.00	5.00
Year ultimate health cost growth rate reached			2015	2014

The SRP mortality assumptions are based on the Self-Administered Pension Schemes 2008 (SAPS08) tables, specifically referenced from the experience of United Kingdom self-administered pension schemes. Similarly, the MBP mortality assumptions are also based on the Self-Administered Pension Schemes (SAPS) tables, specifically referenced from the experience of United Kingdom occupational schemes. These SAPS tables assume normal health participants, and have been updated using Continuous Mortality Investigations (CMI) 2009 projections to factor in future longevity improvements.

The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AA corporate bonds.

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the initial medical cost inflation rate was assumed at 6 percent per annum between January 1, 2014 and December 31, 2014, thereafter a constant rate of 5 percent per annum will be used.

The Bank’s obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The average duration of SRP and MBP is 17.9 years and 24 years, respectively.

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The following table shows projected benefit cash flow outgo:

(UA millions)

	2015	2016	2017	2018	2019	2020 to 2024
Cash flow from MBP	3.77	3.96	4.16	4.37	4.58	26.61
Cash flow from SRP	22.02	24.04	27.44	28.95	31.4	181.51

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

(UA thousands)

	1% Increase		1% Decrease
	2014	2013	2014	2013
Effect on total service and interest cost	7,001	6,169	(5,172)	(4,498)
Effect on post-retirement benefit obligation	52,374	40,874	(39,270)	(31,607)

The following table shows the effect of a one percent point change in the discount rate for the SRP:

UA thousands)

	1% Increase		1% Decrease
	2014	2013	2014	2013
Effect on total service and interest cost	8,062	7,121	(10,733)	(8,741)
Effect on post-retirement benefit obligation	99,505	79,735	(127,892)	(94,219)

No SRP assets are invested in any of the Bank’s own financial instruments, nor any property occupied by, or other assets used by the Bank. All investments are held in active markets.

The following table presents the weighted-average asset allocation at December 31, 2014 and 2013 for the Staff Retirement Plan:

(UA thousands)

	2014	2013
Debt securities	235,383	202,152
Equity securities	179,284	166,255
Property	78,847	68,362
Others	8,141	-
Total	501,655	436,769

At December 31, 2014 and 2013, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank’s estimate of contributions it expects to make to the SRP and the MBP for the year ending December 31, 2015, are UA 44.46 million and UA 16.19 million, respectively.

NOTE S -	RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 25 non-African states (the “regional members” and “non-regional members”, respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note N. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to

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certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank’s investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund’s financial statements. Net income allocation to the Fund in 2014 amounted to UA 42 million (2013: UA 35 million).

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note Q.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank’s lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at December 31, 2014 and 2013 are disclosed in Note V-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended December 31, 2014 amounted to UA 2.12 million (2013: UA 2.05 million).

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note R.

Management Personnel Compensation

Compensation paid to the Bank’s management personnel and executive directors during the years ended December 31, 2014, and 2013 was made up as follows:

(UA thousands)

	2014	2013
Salaries	22,095	20,203
Termination and other benefits	14,155	8,310
Contribution to retirement and medical plan	4,461	4,075
Total	40,711	32,588

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank’s rules and regulations. At December 31, 2014 outstanding balances on loans and advances to management staff amounted to UA 6.48 million (2013: UA 6.71 million).

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NOTE T -	SEGMENT REPORTING

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s products and services are similar and are structured and distributed in a fairly uniform manner across borrowers.

Based on the evaluation of the Bank’s operations, management has determined that ADB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The products and services from which the Bank derives its revenue are mainly loans, treasury and equity investments.

External revenue for the years ended December 31, 2014 and 2013 is detailed as follows:

(UA thousands)

	2014	2013
Interest income from loans
Fixed rate loans	265,278	252,005
Variable rate loans	13,849	15,749
Floating rate loans	51,086	57,612
	330,213	325,366
Commitment charges and commissions	11,915	9,646
Total income from loans	342,128	335,012
Income from investments	132,414	131,242
Income from other debt securities	3,851	3,949
Other income	9,726	12,456
Total external revenue	488,119	482,659

Revenues earned from transactions with a single borrower country of the Bank and exceeding 10 percent of the Bank’s revenue for two countries amounted to UA 127.53 million for the year ended December 31, 2014 (2013: three countries with revenues exceeding 10 percent of bank’s revenue amounted to UA 175.74 million).

The Bank’s development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, East Africa, North Africa, Southern Africa, and West Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa, and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

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Geographical information about income from loans for the years ended December 31, 2014 and 2013 is detailed as follows:

(UA thousands)

	Central Africa	East Africa	North Africa	Southern Africa	West Africa	Multinational	Total
2014
Income from sovereign loans	48,786	4,183	94,201	70,944	1,543	283	219,940
Income from non-sovereign loans	4,327	11,629	14,925	41,638	28,323	21,346	122,188
	53,113	15,812	109,126	112,582	29,866	21,629	342,128

2013
Income from sovereign loans	55,640	4,292	95,912	68,806	1,687	385	226,722
Income from non-sovereign loans	4,919	10,921	14,254	36,671	21,976	19,549	108,290
	60,559	15,213	110,166	105,477	23,663	19,934	335,012

As of December 31, 2014, land and buildings owned by the Bank were located primarily at the Bank’s headquarters in Abidjan, Côte d’Ivoire. More than 90 percent of other fixed and intangible assets were located at the regional resource centers in Nairobi, Pretoria and the former Bank’s Temporary Relocation Facilities in Tunis.

NOTE U -	APPROVAL OF FINANCIAL STATEMENTS

On March 25, 2015, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2015.

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NOTE V -	SUPPLEMENTARY DISCLOSURES

NOTE V–1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at December 31, 2014 and 2013 were as follows:

		2014	2013
1 UA = 1 SDR =	Algerian Dinar	127.415000	120.349000
	Angolan Kwanza	148.600548	150.322000
	Australian Dollar	1.766400	1.737170
	Botswana Pula	13.771900	13.473300
	Brazilian Real	3.848310	3.624860
	Canadian Dollar	1.679980	1.638560
	Chinese Yuan	8.865250	9.397700
	CFA Franc	782.766607	732.914000
	Danish Kroner	8.866110	8.335560
	Egyptian Pound	10.374856	10.719000
	Ethiopian Birr	29,426552	29.560900
	Euro	1.193320	1.142710
	Gambian Dalasi	65.239914	60.768400
	Ghanaian Cedi	4.638039	3.328790
	Guinean Franc	10,468.426300	10,688.000000
	Indian Rupee	91.754900	95.484500
	Japanese Yen	174.733000	162.162000
	Kenyan Shilling	131.258926	133.553000
	Korean Won	1,592.530000	1,625.62000
	Kuwaiti Dinar	0.424211	0.434665
	Libyan Dinar	1.932400	1.932400
	Mauritian Rupee	45.967900	46.392700
	Moroccan Dirham	13.073772	12.551900
	New Zambian Kwacha	9.231626	8.475380
	New Zealand Dollar	1.850560	1.886330
	Nigerian Naira	242.607000	238.993000
	Norwegian Krone	10.769300	9.413980
	Pound Sterling	0.928247	0.935148
	Sao Tomé Dobra	28,745.095780	27,664.500000
	Saudi Arabian Riyal	5.433010	5.775010
	South African Rand	16.778600	16.154400
	Swedish Krona	11.317600	10.022900
	Swiss Franc	1.433010	1.372910
	Tanzanian Shilling	2,500.143300	2,467.288659
	Tunisian Dinar	2.697480	2.554380
	Turkish Lira	3.239119	3.099970
	Ugandan Shilling	4,019.426339	3,875.620000
	United States Dollar	1.448810	1.540000
	Vietnamese Dong	30,781.417260	32,606.400000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

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NOTE V–2: OTHER DEVELOPMENT ASSISTANCE ACTIVITIES

i)	Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC’s arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC’s arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank’s contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

ii)	Post-Conflict Countries Assistance/Fragile States Facility

The Post Conflict Countries’ Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB’s net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of May 18, 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank’s contribution to the facility and by its resolution B/BG/2006/04 of May 17, 2006, the Board of Governors also approved the third and final installment of the Bank’s allocation of UA 25 million from the 2005 net income. In March 2008, the Board of Directors approved the establishment of the Fragile States Facility (FSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/FSF are not used to clear the debt owed to the Bank by beneficiary countries.

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iii)	Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period- to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB’s portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

As at end December 2014, the implementation of the HIPC initiative shows that out of the 33 eligible countries, 29 RMCs have reached their completion points while Chad is still in interim period. Three countries, Somalia, Sudan and Eritrea (pre-point decision) are yet to reach the decision point.

iv)	Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs’ repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match “dollar-for-dollar” the foregone principal and service charge payments.

The MDRI became effective for the ADF on September 1, 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF’s net assets. Reduction in ADF net assets results in a decrease in the value of the Bank’s investment in the Fund. Subsequent write-down of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

NOTE V–3: SPECIAL FUNDS

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At December 31, 2014 and 2013, the following funds were held separately from those of the ordinary capital resources of the Bank:

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i) The NTF was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. At the expiry of the initial 30-year period on April 25, 2006, the Bank and the Federal Republic of Nigeria agreed to 2 interim extensions (each for 12 months) to allow for further consultations and an independent evaluation of the NTF.

Following the positive result of the independent evaluation, the NTF Agreement was renewed for a period of ten years starting from April 26, 2008. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

During the year ended December 31, 2014, the Government of the Federal Republic of Nigeria authorized the withdrawal of an amount of US$13 million (UA 8.41 million) from reserves to settle its commitment on the arrears clearance of debt owed by Liberia under the internationally coordinated arrears clearance mechanism for Post Conflict Countries.

The resources of the NTF at December 31, 2014 and 2013 are summarized below:

(UA thousands)

	2014	2013
Contribution received	128,586	128,586
Funds generated (net)	146,347	153,423
Adjustment for translation of currencies	(106,656)	(116,237)
	168,277	165,772
Represented by:
Due from banks	10,286	13,656
Investments	113,419	107,097
Accrued income and charges receivable on loans	1,136	1,286
Accrued interest on investments	45	49
Other amounts receivable	252	3
Loans outstanding	44,466	45,607
	169,604	167,698
Less: Current accounts payable	(1,327)	(1,926)
	168,277	165,772

ii) The Special Relief Fund was established by Board of Governors’ Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank’s objective of meeting the needs of Regional Member Countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

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The summary statement of the resources and assets of the Special Relief Fund as at December 31, 2014 and 2013 follows:

(UA thousands)

	2014	2013
Fund balance	87,464	82,462
Funds generated	5,197	4,718
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	1	1
Less: Relief disbursed	(87,088)	(80,076)
	5,574	7,105
Represented by:
Due from bank	2,192	1,780
Investments	3,382	5,324
Interest receivable	-	1
	5,574	7,105

At December 31, 2014, a total of UA 3.31 million (2013: UA 2.60 million) had been committed but not yet disbursed under the Special Relief Fund.

iii) Africa Growing Together Fund (“AGTF”): Pursuant to the Board of Governors resolution B/BG/2014/06 of 22 May 2014, the agreement establishing the Africa Growing Together Fund was signed between the Bank and the People’s Bank of China on 22 May, 2014 to co-finance alongside the AFDB eligible sovereign and non-sovereign operations. Following the entry into force of the AGTF agreement, an initial contribution of USD 50 million towards the Fund was received by the Bank on 28 November, 2014.

NOTE V–4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

i) The Mamoun Beheiry Fund was established under Board of Governors’ Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

ii) The Arab Oil Fund (contribution of Algeria) was established following Board of Governors’ Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. Following the approval by the Government of Algeria of the request from Guinea Bissau in their letter dated January 29, 2014, loan balance due and outstanding from Guinea Bissau, amounting to US$ 1,000,000 was cancelled and written off the books. The accounts of the Fund have, therefore, been closed definitively at the end of the first quarter of 2014.

iii) The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Governments of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

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The financial highlights of these Trust Funds at December 31, 2014 and 2013 are summarized below:

(UA thousands)

	2014	2013
i) Mamoun Beheiry Fund
Contribution	151	151
Income from investments	202	200
	353	351
Less: Prize awarded	(46)	(29)
Gift	(25)	(25)
	282	297
Represented by:
Short term deposits	-	282
Due from banks	282	15
	282	297
ii) Arab Oil Fund (Contribution of Algeria)
Net contribution	-	649
Represented by:
Loans disbursed net of repayments	-	649

iii) Special Emergency Assistance Fund for Drought and Famine in Africa
Contributions	22,075	20,768
Funds generated	5,902	5,551
	27,977	26,319
Relief granted	(25,359)	(23,370)
	2,618	2,949
Represented by:
Due from banks	623	1,072
Investments	1,995	1,877
	2,618	2,949
Total Resources & Assets of Trust Funds	2,900	3,895

NOTE V–5: GRANTS (Donor funds)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank’s lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

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The undisbursed balances of the grant resources at December 31, 2014 and 2013 were as follows:

(UA thousands)

	2014	2013
Africa Water Facility Fund	63,967	67,757
African Trade Fund	8,205	9,251
African Legal Support Facility	16,271	12,189
African Economic Outlook	53	298
African Community of Practice	2,628	1,739
Agriculture Fast Track Fund	14,852	1,313
AMINA	1 529	1,439
Canada	1 271	1,355
Chinese Government Grant	225	365
Clean Technology Fund	72,559	2,520
Congo Basin	50,462	70,125
Climate Development	9,723	-
Fertilizer Financing Mechanism	8,390	8,961
Finland	4,261	6,389
France-BAD (Fonds d’Assistance Technique)	1,031	1,101
Global Agriculture and Food Security Programme (GAFSP)	19,882	22,596
Global Environment Facility (GEF)	22,281	4,933
Global Strategy to improve Agriculture and Rural Statistics (GARS)	3,175	1,946
Governance Trust Fund (GTF)	1,586	2,364
ICA-Infrastructure Consortium for Africa	1,436	1,869
International Comparison Programme – Africa (ICP-Africa)	22	25
IMDE (Initiative Migration and Development)	5,529	6,157
India	2,409	3,058
Investment Climate Facility for Africa	21,130	23,803
Italy	824	1,406
Japan (FAPA)	25,682	20,656
Korea Trust Fund	19 403	16,164
Lake Turkana Wind Power Project	8,379	-
Making Finance Work for Africa	949	1,360
MENA Transition Fund	14,018	4,617
Microfinance Trust Fund	4,296	4,588
Multi-donor Water Partnership Program	928	1,236
Nepad Infrastructure	34,021	32,621
Norway	1,556	1,352
Portuguese Technical Cooperation Trust Fund	892	1,095
Programme for Infrastructure Development in Africa (PIDA)	171	189
Rural Water Supply and Sanitation Initiative	76,312	77,780
SFRD (Great Lakes)	409	713
South South Cooperation Trust Fund	2,923	3,433
Statistical Capacity Building (SCB)	4,814	4,438
Strategic Climate Fund	21,231	8,533
Sustainable Energy Fund for Africa	34,805	28,842
Swedish Trust Fund for Consultancy Services	182	205
Switzerland Technical Assistance Grant	218	434
The Nigeria Technical Cooperation Fund	12 389	12,972
The United Kingdom	2,031	1,406
The United Nations Development Programme	38	37
Trust Fund for Countries Transition	3,935	2,940
Value for Money Fund	837	404
Zimbabwe Multi-donor Trust Fund	51,705	68,870
Others	40	39
Total	655,865	547,883
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MEMBERSHIP OF FRANCE

France became a member on 30 December 1983. At 31 December 2014, France had subscribed to 240,751 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 2,407,510,000, an amount of UA 2,276,560,000 was callable capital and UA 130,955,000 was paid-in capital.

At 31 December 2014, France was entitled to cast 241,376 votes (3.780 percent) of the total votes of all members. As at that date, France was represented on the Bank’s Board of Governors by Mr. Ramon Fernandez as Governor.

MEMBERSHIP OF GERMANY

Germany became a member of the Bank on 18 February 1983. At 31 December 2014, Germany had subscribed to 264,290 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 2,642,900,000, an amount of UA 2,499,140,000 was callable capital and UA 143,760,000 was paid-in capital.

At 31 December 2014, Germany was entitled to cast 264,915 votes (4.149 percent) of the total votes of all members. As at that date, Germany was represented on the Bank’s Board of Governors by Thomas Silberhorn as Governor.

MEMBERSHIP OF JAPAN

Japan became a member of the Bank on 3 December 1982. At 31 December 2014, Japan had subscribed to 352,069 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 3,520,690,000, an amount of UA 3,329,180,000 was callable capital and UA 191,510,000 was paid-in capital.

At 31 December 2013, Japan was entitled to cast 352,694 votes (5.524 percent) of the total votes of all members. As at that date, Japan was represented on the Bank’s Board of Governors by Taro Aso as Governor.

MEMBERSHIP OF SWITZERLAND

Switzerland became a member of the Bank on 30 December 1992. At 31 December 2014, Switzerland had subscribed to 94,008 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 940,080,000, an amount of UA 888,950,000 was callable capital and UA 51,135,000 was paid-in capital.

At 31 December 2014, Switzerland was entitled to cast 94,633 votes (1.482 percent) of the total votes of all members. As at that date, Switzerland was represented on the Bank’s Board of Governors by Beatrice Maser Mallor as Governor.

MEMBERSHIP OF THE UNITED KINGDOM

The United Kingdom became a member of the Bank on 29 April 1983. At 31 December 2014, the United Kingdom had subscribed to 107,785 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 1,077,850,000, an amount of UA 1,019,220,000 was callable capital and UA 58,630,000 was paid-in capital.

At 31 December 2014, the United Kingdom was entitled to cast 108,410 votes (1.698 percent) of the total votes of all members. As at that date, the United Kingdom was represented on the Bank’s Board of Governors by Rt. Hon. Justine Greening MP.

MEMBERSHIP OF THE UNITED STATES OF AMERICA

The United States of America became a member of the Bank on 8 February 1983 pursuant to the African Development Bank Act.

At 31 December 2014, pursuant to subscription letters, the United States had subscribed to 420,691 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of the subscription of UA 4,206,910,000, an amount of UA 3,998,359,000 was callable capital and UA 208,561,000 was paid-in capital.

The General Counsel of the Treasury Department of the United States has rendered an opinion to the effect that

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the portion of the United States subscription to the callable capital that has been provided for in budgetary and appropriations legislation is an obligation backed by the full faith and credit of the United States, although appropriations by the United States Congress would be required to enable the Secretary of the Treasury to pay any part of the subscription to callable capital if it were called by the Bank.

At 31 December 2014, the United States was entitled to cast 421,316 votes (6.599 percent) of the total votes of the members. As at that date, the United States of America was represented on the Bank’s Board of Governors by Jacob J. Lew as Governor.

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